Exhibit 2.1

CONFIDENTIAL	EXECUTION VERSION

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

HD SUPPLY HOLDINGS, LLC,

HD SUPPLY GP & MANAGEMENT, INC.,

HD SUPPLY WATERWORKS GROUP, INC.,

HD SUPPLY WATERWORKS, LTD.,

HD SUPPLY, INC.,

CD&R PLUMB BUYER, LLC,

CD&R WATERWORKS MERGER SUB, LLC,

CD&R WW, LLC,

AND

CD&R WW MERGER SUB, LLC

Dated as of July 14, 2017

EXHIBITS

Exhibit 1.1(a)	Additional Transferred Assets
Exhibit 1.1(b)	Form of Supply Agreement
Exhibit 1.1(c)	Form of Transition Services Agreement
Exhibit 2.7(b)	Payment Schedule
Exhibit 3.18(c)	Business Employees
Exhibit 5.5	Financing Documents
Exhibit 6.1	Conduct of Business Exceptions
Exhibit 6.9(a)-1	Other Employees
Exhibit 6.9(a)-2	Excluded Employees
Exhibit 6.9(b)	Sellers’ Severance Arrangements
Exhibit 6.11(a)	Indemnified Guarantees
Exhibit 6.11(b)	Guarantees; Commitments
Exhibit 6.12	Intercompany Arrangements
Exhibit 6.13	Excluded Assets and Liabilities
Exhibit 6.15(c)	Term Sheet for License Agreement

Exhibit 6.15(d)	Term Sheet for Subleases and License

SCHEDULES

Schedule 1.1(a)	Net Working Capital Guidelines
Schedule 1.1(b)	Seller Knowledge
Schedule 3.1	Foreign Qualifications
Schedule 3.3	Subsidiaries
Schedule 3.5	Consents and Approvals
Schedule 3.6(a)	Financial Statements
Schedule 3.6(b)	Exceptions to Financial Statements
Schedule 3.7	Undisclosed Liabilities
Schedule 3.8	Certain Changes
Schedule 3.9	Sufficiency of Assets
Schedule 3.10(a)	Owned Real Property
Schedule 3.10(b)	Leased Real Property
Schedule 3.11(a)	Company Registered Intellectual Property
Schedule 3.11(b)	Exceptions to Company Intellectual Property
Schedule 3.11(c)	Restrictions on Company Intellectual Property
Schedule 3.11(d)	Company Intellectual Property Claims
Schedule 3.12	Litigation
Schedule 3.13	Compliance with Applicable Law
Schedule 3.14(a)	Business Contracts
Schedule 3.14(b)	Defaults
Schedule 3.15	Taxes
Schedule 3.16	Environmental Permits
Schedule 3.17	Licenses and Permits
Schedule 3.18(a)	Company Benefit Plans
Schedule 3.18(b)	Company Benefit Plan Exceptions
Schedule 3.19	Labor Relationships
Schedule 3.21	Affiliate Transactions
Schedule 3.22	Certain Fees of the Acquired Companies
Schedule 5.9	Certain Fees of Buyer
Schedule 6.15(a)	Shared Real Property to Be Vacated
Schedule 6.15(b)	Other Real Property to Be Vacated
Schedule 6.15(c)	Real Property to Be Licensed to HD Supply or an Affiliate
Schedule 6.15(d)	Real Property to Be Leased or Subleased to Buyer
Schedule 7.1(b)	Consents

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated 14, 2017 (this “Agreement”), is made and entered into by and between HD SUPPLY HOLDINGS, LLC, a Florida limited liability company (“Holdings”), HD SUPPLY GP & MANAGEMENT, INC., a Delaware corporation (“HD GP”, and collectively with Holdings, “Sellers” and each, individually, a “Seller”), HD SUPPLY WATERWORKS GROUP, INC., a Delaware corporation (“HD Waterworks Inc.”), HD SUPPLY WATERWORKS, LTD., a Florida limited partnership (the “Company” and, together with HD Waterworks Inc., the “Acquired Companies”), CD&R PLUMB BUYER, LLC, a Delaware limited liability company (“Buyer”), CD&R WATERWORKS MERGER SUB, LLC, a Delaware limited liability company (“Merger Sub”), CD&R WW, LLC, a Delaware limited liability company (“Blocker”), CD&R WW MERGER SUB, LLC, a Delaware limited liability company (“Blocker Merger Sub”), and, solely with respect to Section 9.19, HD SUPPLY, INC., a Delaware corporation (“HD Supply”).  Sellers, the Acquired Companies, Buyer, Merger Sub, Blocker and Blocker Merger Sub are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.

WHEREAS, Holdings owns all of the issued and outstanding shares of capital stock (the “HD Waterworks Equity Interests”) of HD Waterworks Inc., and Sellers own all of the issued and outstanding equity interests of the Company, other than the equity interests of the Company owned by HD Waterworks Inc. (the equity interests of the Company owned by Sellers being referred to herein as the “Company Partnership Interests” and collectively with the HD Waterworks Equity Interests, the “Equity Interests”);

WHEREAS, certain Affiliates of Sellers own certain assets listed on Exhibit 1.1(a) (the “Additional Transferred Assets”);

WHEREAS, Sellers, Buyer and HD Supply entered into the Purchase Agreement (the “Purchase Agreement”), dated as of June 4, 2017 (the “Effective Date”), pursuant to which (a) Sellers agreed to sell to Buyer, and Buyer agreed to purchase from Sellers, the Equity Interests and (b) Sellers agreed to cause certain of their Affiliates to sell to Buyer, and Buyer agreed to purchase from such Affiliates of Sellers, the Additional Transferred Assets, in each case, on the terms and subject to the conditions set forth in the Purchase Agreement;

WHEREAS, in accordance with Section 2.8, Buyer has determined that it would be desirable to acquire the Acquired Companies by means of mergers involving Merger Sub, Blocker Merger Sub and the Acquired Companies;

WHEREAS, Buyer, Sellers and HD Supply have agreed to amend and restate the Purchase Agreement in its entirety to provide for (i) Buyer to acquire the Company by means of a merger of Merger Sub, a wholly-owned subsidiary of Buyer, with and into the Company, with the Company as the surviving limited partnership (the “Company Merger”) and (ii) Blocker to acquire HD Waterworks Inc. by means of a merger of Blocker Merger Sub, a wholly-owned subsidiary of Blocker, with and into HD Waterworks Inc., with HD Waterworks Inc. as the surviving corporation (the “Blocker Merger”), in each case, on the terms and conditions set forth herein;

Company Merger

WHEREAS, the general partner, board of directors or managers of each of Buyer, Merger Sub and the Company, as the case may be, have determined that it is in the best interests of their stockholders and partners, as applicable, to enter into this Agreement and for the Company Merger to be consummated and have approved and declared advisable the Company Merger upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Florida Revised Uniform Limited Partnership Act of 2005, as amended;

Blocker Merger

WHEREAS, the board of directors or managers of each of Blocker, Blocker Merger Sub and the HD Waterworks Inc., as the case may be, has determined that it is in the best interests of their stockholders to enter into this Agreement and for the Blocker Merger to be consummated and have approved and declared advisable the Blocker Merger upon the terms and subject to the conditions of this Agreement and in accordance with the DLLCA and the Delaware General Corporation Law (“DGCL”);

Sale of Assets

WHEREAS, Sellers will cause certain of their Affiliates to sell to the Surviving Company, and Buyer will cause such Affiliate to purchase from such Affiliates of Sellers, the Additional Transferred Assets on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party for itself only hereby agrees:

ARTICLE I

DEFINITIONS

Section 1.1                            Definitions.  The following terms, as used in this Agreement, have the following meanings:

“Action” means any civil, criminal or administrative action, suit, claim, investigation, litigation or similar proceeding, in each case by or before a Governmental Entity, or any arbitration proceeding.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.  Each of Merger Sub, Blocker and Blocker Merger Sub is an Affiliate of Buyer.

“Audited Financial Statements” means (a) the audited balance sheets of the Business as of January 29, 2017 and January 31, 2016, together with the notes and schedules thereto, if any and (b) the audited statements of income and cash flow of the

Business for the fiscal years ended January 29, 2017 and January 31, 2016, together with the notes and schedules thereto, if any.

“Business” means the operations reflected in the Financial Statements, including the distribution of complete lines of water and wastewater transmission products, serving contractors and municipalities in the water and wastewater industries for residential and non-residential uses, in the following markets: non-residential, residential, water systems and sewage systems, to the extent operated by the Acquired Companies and its Affiliates; provided, that, “Business” does not include any (a) assets or operations of the “USA Blue Book” business of Sellers’ Affiliates or (b) corporate level services.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks are generally not open for business in New York, New York.

“Charter Documents” means, (a) with respect to a limited liability company, the articles or certificate of organization or formation, and limited liability company agreement or operating agreement, as applicable, (b) with respect to a corporation, the certificate or articles of incorporation and bylaws, (c) with respect to a limited partnership, the certificate of limited partnership and the agreement of limited partnership, and (d) with respect to any other entity, documentation of similar substance to any of the foregoing.

“Closing Purchase Price” means an amount equal to two billion five hundred million U.S. Dollars ($2,500,000,000).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by any Acquired Company or to which any Acquired Company makes, or has any obligation to make, any contributions and in which only current or former Employees participate.

“Company Intellectual Property” means any Intellectual Property that is used exclusively in the Business.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property used exclusively in the Business.

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement by and between HD Supply and Clayton, Dubilier and Rice, LLC, dated March 29, 2017.

“Confidential Information Memorandum” means the Confidential Information Memorandum regarding the Business delivered to Buyer and its Affiliates or agents.

“Contracts” means all agreements, contracts, purchase orders, arrangements and legally enforceable commitments, whether written or oral, to which the Company is a party and is currently bound or which relate exclusively to the Business.

“Current Assets” means the current assets of the Business as of the Closing Date, as further determined in accordance with the guidelines set forth on Schedule 1.1(a).

“Current Liabilities” means the current liabilities of the Business as of the Closing Date, including Transaction Expenses, as further determined in accordance with the guidelines set forth on Schedule 1.1(a).

“Customers” means the top fifty (50) customers of the Business according to the dollar amount of sales by the Business to such customers during the Business’ 2016 fiscal year.

“Debt Financing Sources” means the Persons (including the Committed Lenders) that have committed to provide, or have otherwise entered into agreements in connection with the Debt Financing, any high-yield bonds being issued in lieu of any portion of the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Employee Benefit Plan” means with respect to any Person, each plan, program, policy, arrangement or agreement that provides for employee benefits or for the compensation or remuneration of employees, former employees, directors, consultants or independent contractors of such Person or the dependents of any of them, including (a) each employment, bonus, deferred compensation, fringe benefit, profit sharing, 401(k), stock purchase, stock option and other equity compensation plan, program, policy, arrangement or agreement, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), and (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA).

“Environmental Laws” means all federal, state and local Laws relating to protection of the environment, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, pollution control, and Laws related to Hazardous Substances.

“Environmental Permits” means all Licenses applicable to the Business issued pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b) or (c) of the Code.

“Financial Statements” means (a) the Audited Financial Statements and (b) the Unaudited Financial Statements.

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

“Governmental Entity” means any transnational, multinational, domestic, foreign, federal, state, provincial, or local governmental, regulatory or administrative authority, instrumentality, department, court, arbitrator, agency, commission or official, including any political subdivision thereof, or any state-owned or state-controlled enterprise.

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling, disposal or Release of which is governed by or subject to applicable Law.

“HD Supply Credit Facilities” means all loan or credit agreements of HD Supply or its Affiliates under which either HD Waterworks Inc. or the Company has guaranteed any Indebtedness or pursuant to which there are any Liens on any of the assets of the Business to secure payment of such Indebtedness.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means the sum of the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment) arising under (a) all indebtedness or obligations for borrowed money or for the deferred purchase price of property (including any earn-outs, post-closing purchase price adjustments, seller notes payable with respect to any acquisition of any business, assets or securities, but excluding accounts payable incurred in the Ordinary Course), (b) all obligations evidenced by notes, debentures or similar securities, (c) all obligations under drawn letters of credit, (d) all obligations under leases required in accordance with GAAP to be recorded as capital leases, (e) all obligations under interest rate swap contracts, swap contracts, foreign currency exchange contracts or other hedging or similar contracts (including any breakage or associated fees), (f) all obligations of the type referred to in (a) through (e) of any Person for which the Business is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, and (g) all obligations of the type referred to in clauses (a) through (f) secured by any Lien on any property or asset of the Business (whether or not such obligation is assumed by either of the Acquired Companies).  For the avoidance of doubt, the Debt Financing shall not be considered Indebtedness.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all patents and applications therefor and all reissues,

divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), process, invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (d) all industrial designs and any registrations and applications therefor, (e) all internet uniform resource locators, domain names, social media usernames, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor and (f) rights in Software.

“Internal IT Systems” means the computer hardware, software, databases, computer networks and telecommunications and Internet-related equipment owned or leased by, or licensed to, the Acquired Companies and used for information technology operations in connection with the Business as currently conducted.

“Knowledge” with respect to Sellers means all facts actually known after reasonable inquiry by those individuals listed on Schedule 1.1(b) on the Effective Date.

“Law” or “Laws” means any statutes, rules, codes, regulations, ordinances or orders of, or issued by, Governmental Entities.

“Lease” means any lease, sublease, license, concession and other occupancy agreement.

“Leased Real Property” means the premises and the parcels of real property currently leased by HD Waterworks Inc. or the Company or currently leased by an Affiliate of HD Waterworks Inc. or the Company and used exclusively in connection with the Business (or otherwise set forth on Schedule 3.10(b)).

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all licenses, permits and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.

“Marketing Period” means the first period of 20 consecutive Business Days after the date that is thirty-five (35) days after the Effective Date throughout and at the end of which (a) Buyer shall have the Required Information, (b) Buyer shall have the authorization letter contemplated by Section 6.8(d)(v) and (c) the condition set forth in Section 7.1(b)(ii) shall be satisfied; provided that (i) July 3, 2017 shall be disregarded for purposes of calculating such 20 consecutive Business Day period, (ii) if such 20 consecutive Business Day period has not ended prior to August 21, 2017, then it will not commence until on or after September 5, 2017, (iii) November 22, 2017 through

November 24, 2017 shall be disregarded for purposes of calculating such 20 consecutive Business Day period and (iv) the Marketing Period shall not be deemed to have commenced if, after the Effective Date and prior to the Closing Date, (w) the Interim Financial Statements included in the Required Information becomes stale under Regulation S-X, in which case the Marketing Period shall not be deemed to commence unless and until the earliest date on which Sellers have furnished Buyer with updated Required Information, (x) PricewaterhouseCoopers shall have withdrawn in writing its audit opinion with respect to any of the Audited Financial Statements, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers or another nationally-recognized independent public accounting firm, (y) any of the historical financial statements of the Business that are included in the Required Information shall have been restated, either Seller or either Acquired Company shall have publicly announced that a restatement of any such historical financial statements of the Business is required or either Seller’s or Acquired Company’s board of directors or similar governing body shall have determined to restate historical financial statements of the Business, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or either Seller’s or either Acquired Company’s board of directors or similar governing body, as applicable, subsequently concludes that no such restatement shall be required in accordance with GAAP or (z) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Business, necessary in order to make the statement contained in the Required Information, in light of the circumstances under which it was made, not materially misleading, provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) shall not be construed to be a material misstatement or omission; provided further that if Sellers shall in good faith reasonably believe they have provided the Required Information and that the Marketing Period has commenced, they may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Buyer, in good faith, reasonably believes the Marketing Period has not commenced and within four (4) Business Days after the delivery of such notice by Sellers, delivers a written notice to Sellers to that effect (setting forth with specificity why Buyer believes the Marketing Period has not commenced); provided further that (A) each of Buyer or Sellers may unilaterally waive the condition in clause (c) to the commencement of the Marketing Period and (B) if Sellers unilaterally waive the condition in clause (c), and the Marketing Period commences without the condition set forth in Section 7.1(b)(ii) being satisfied, Sellers shall indemnify Buyer for any costs or expenses that may be incurred by Buyer in connection with funding the Debt Financing into escrow and holding such Debt Financing in escrow until the Closing, which indemnification obligation shall in no event exceed $235,000 per day that such Debt Financing remains in escrow until the Closing; and provided further that, at Sellers’ request (which request must be made prior to the pricing of any offering of notes), Buyer will establish the period from the pricing of any offering of notes until the closing of such offering to be up to ten (10) Business Days.

“Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, development, change or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect upon the results of operations, condition, business, properties, rights or assets of the Business, taken as a whole, other than events, occurrences, facts, conditions, circumstances, developments, changes or effects resulting from or relating to: (a) applicable economic or market conditions affecting the United States generally or affecting the industry or markets in which the Business operates, (b) the identity of Buyer, Merger Sub, Blocker or Blocker Merger Sub or the announcement of the transactions contemplated by this Agreement, (c) (i) the execution of, compliance with the terms of, or the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement or the taking of any action requested in writing by Buyer, Merger Sub, Blocker or Blocker Merger Sub or (ii) except with respect to Section 3.5, the consummation of the transactions contemplated by this Agreement, (d) any change or proposed change in GAAP or other accounting requirements or principles, any change or proposed change in applicable Laws or the interpretation thereof, or any change in government policy (however effected), (e) any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or escalation of any military or terrorist attack, (f) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters, (g) general financial, banking, securities or capital market conditions, including interest rates or market prices, or changes therein, (h) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the Effective Date (provided that the underlying cause of such failure may be considered in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect) or (i) any matter specifically disclosed in the Schedules, except in the case of clauses (a), (d), (e), (f) and (g), to the extent disproportionately affecting the Business taken as a whole compared to similarly situated businesses in the industry in which the Acquired Companies participate; provided; further, that in no event will the failure of any employee or employees of the Business to accept an offer of employment extended by Buyer or any of its Affiliates be considered a Material Adverse Effect.

“Mortgages” means those mortgages, deeds of trust, deeds to secure debt and Uniform Commercial Code financing statements encumbering certain of the Owned Real Property to be satisfied or released of record by Sellers prior to the Closing.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Net Working Capital Target” means an amount equal to $433,561,000.

“NLRB” means the United States National Labor Relations Board.

“Ordinary Course” means the ordinary course of business of the Business consistent with past practice.

“Owned Real Property” means the parcels of real property owned in fee simple by HD Waterworks Inc. or the Company and each parcel of real property that is an Additional Transferred Asset (in each case, together with all fixtures and improvements thereon).

“Permitted Liens” means (a) Liens imposed by Law for Taxes not yet due and payable or that are being properly contested in good faith by appropriate proceedings to the extent adequate reserves in respect thereof have been established and taken into account as a liability in the most recent Financial Statements, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen, and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not overdue or that are being properly contested, (d) pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (e) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the Ordinary Course, (f) easements, zoning restrictions, rights-of-way, licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any real property that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of the Business at any real property subject to such Liens, (g) any (i) interest or title of a lessor or sublessor, or lessee or sublessee under any Lease set forth on Schedule 3.10(b), (ii) restriction or encumbrance that the interest or title of such lessor or sublessor, or lessee or sublessee may be subject to or (iii) subordination of the interest of the lessee or sublessee under such Lease to any restriction or encumbrance referred to in the preceding clause (ii), (h) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor and as long as such Lien remains unperfected, (i) the effect of any moratorium, eminent domain or condemnation proceedings and (j) any matters which would be shown on a survey of or by an inspection of the Owned Real Property that do not, and, would not be reasonably expected to materially detract from the use or operation of the property subject thereto as currently used or operated; provided that, notwithstanding the foregoing, the term “Permitted Liens” shall not include any Lien securing indebtedness for money borrowed by the Business and/or secured by any Additional Transferred Assets.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, trade dress, and applications to register trademarks and service marks and trade dress, intent-to-

use applications, or other registrations or applications related to trademarks and service marks and trade dress, (c) registered copyrights and applications for copyright registration, and (d) domain name registrations.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Securities Act.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representative” means any Person’s Affiliates, directors, officers, employees, managers, consultants, accountants, legal advisors, investment bankers, agents, advisors and representatives

“Seller Indemnified Parties” means the Sellers and each of their Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Senior First Priority Notes Indenture” means the indenture, as amended and supplemented, pursuant to which HD Supply issued its 5.25% senior secured first priority notes due 2021.

“Software” means all computer software, including application software, including all source code and object code versions.

“Solvent” when used with respect to any Person or group of Persons on a combined basis, means that, as of any date of determination for purposes of this Agreement, (i) (a) the Fair Value and Present Fair Saleable Value of the assets of such person and its subsidiaries taken as a whole exceed their Stated Liabilities and the Identified Contingent Liabilities; (b) such person and its subsidiaries taken as a whole do not have Unreasonably Small Capital; and (c) such person and its subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature and (ii) “Fair Value”, “Present Fair Saleable Value”, “Stated Liabilities”, “Identified Contingent Liabilities”, “will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature” and “Do not have Unreasonably Small Capital” each have the meanings specified in Annex I to Exhibit E to the Debt Commitment Letter.

“Subsidiary” or “Subsidiaries” means any and all corporations, partnerships, limited liability companies, joint ventures and other entities controlled by a Person directly or indirectly through one or more intermediaries.

“Suppliers” means the top twenty (20) suppliers of the Business according to purchases made by the Business from such suppliers during the Business’ 2016 fiscal year.

“Supply Agreement” means the Supply Agreement between an Affiliate of Sellers and the Company, substantially in the form attached hereto as Exhibit 1.1(b).

“Surviving Representations” means the representations set forth in Section 3.1(a) (Organization), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries), Section 3.15(j) (Partnership for U.S. federal income tax purposes), the last sentence of Section 3.6 (Indebtedness), Section 3.22 (Certain Fees), Section 4.1 (Authorization) and Section 4.2 (Equity Interests Ownership).

“Tax” means any tax, governmental fee or other like assessment or charge (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Entity with respect thereto.

“Tax Return” means any original or amended report, return, declaration, claim for refund or information return or statement relating to Taxes.

“Transaction Expenses” means any (a) third-party fees, costs or expenses incurred or subject to reimbursement, directly or indirectly, by any of the Acquired Companies or their Subsidiaries, whether accrued for or not, in each case in connection with the transactions contemplated by the Purchase Agreement or this Agreement, and not paid prior to the Closing, including (i) any brokerage fees, commissions, finders’ fees or financial advisory fees , and in each case, related costs and expenses and (ii) any fees, costs or expenses of counsel, accountants or other advisors or service providers and (b) any fees, costs or expenses or payments of any of the Acquired Companies or their Subsidiaries related to any change-of-control payments, transaction bonuses or transaction-related discretionary incentives that become payable to employees of the Business as a result of the transactions contemplated hereby (and including the employer portion of any payroll taxes due on such amounts).  Notwithstanding the foregoing, in no event shall HDS Restructuring Expenses be deemed to be Transaction Expenses.

“Transition Services Agreement” means the Transition Services Agreement between an Affiliate of Sellers and the Company, substantially in the form attached hereto as Exhibit 1.1(c).

“Treasury Regulations” means the regulations promulgated under the Code.

“Unaudited Financial Statements” means (a) the unaudited balance sheet of the Business as of April 30, 2017 and May 1, 2016 and (b) the unaudited statement of income of the Business for the three months ended April 30, 2017 and May 1, 2016.

Section 1.2                                    Other Definitions.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acquired Companies	Preamble
Additional Transferred Assets	Recitals

Affiliate Transactions	3.21
Agreement	Preamble
Allocable Purchase Price	2.7
Alternative Financing	6.8(c)
Amended and Restated Certificate of LP	2.3(a)(ii)
Amended and Restated LPA	2.3(a)(iii)
Assumed Liabilities	2.4
BoA	2.6(f)
Blocker	Preamble
Blocker Certificate of Merger	2.2(a)
Blocker Constituent Companies	2.2(a)
Blocker Effective Time	2.2(a)
Blocker Merger	Recitals
Blocker Merger Sub	Preamble
Business Contracts	3.14(a)
Buyer	Preamble
Buyer Related Party	8.3(b)
Buyer Savings Plan	6.9(d)
Closing	2.5
Closing Date	2.5
Closing Date Balance Sheet	2.9(b)
Closing Net Working Capital	2.9(b)
Commitment Letters	5.5(a)
Committed Lenders	5.5(a)
Company	Preamble
Company Constituent Companies	2.1(a)
Company DE Certificate of Merger	2.1(a)
Company Effective Time	2.1(a)
Company FL Certificate of Merger	2.1(a)
Company Merger	Recitals
Company Partnership Interests	Recitals
Competing Person	6.17(a)
Competitive Activity	6.17(a)
Debt Commitment Letter	5.5(a)
Debt Financing	5.5(a)
Debt Financing Agreements	6.8(a)
DGCL	Recitals
DLLCA	Recitals
Effective Date	Recitals
Effective Time	2.5
Employee Matter	3.19(c)
Employees	6.9(a)
End Date	8.1(d)
Equity Commitment Letter	5.5(a)
Equity Financing	5.5(a)
Equity Financing Source	5.5(a)

Equity Interests	Recitals
Excluded Assets and Liabilities	6.13
Excluded Employee	6.9(a)
Fee Letter	5.5(a)
Financing	5.5(a)
Guaranteed Lease	6.11(c)
HD GP	Preamble
HD Supply	Preamble
HD Supply Marks	6.10
HD Waterworks Equity Interests	Recitals
HD Waterworks Inc.	Preamble
HDS Restructuring Expenses	2.12
Holdings	Preamble
Inactive Employees	6.9(a)
Indemnified Guarantees	6.11(a)
Independent Accountant	2.9(c)
Interim Financial Statements	6.8(d)(i)
IRS	3.18(b)(iv)
K&S	9.11(a)
Limited Guarantee	5.5(b)
Merger Sub	Preamble
Net Working Capital Deficit	2.9(e)(ii)
Net Working Capital Surplus	2.9(e)(i)
New Contract	6.21(a)
Non-Recourse Party	9.18
Parties	Preamble
Party	Preamble
Personal Data	3.11(e)
Privileged Deal Communications	9.11(b)
Proposed Allocation	2.7
Purchase Agreement	Recitals
Purchase Price Adjustment	2.9(a)
Purchase Price Adjustment Schedule	2.9(b)
Relevant Persons	3.20
Required Information	6.8(d)(i)
Reverse Termination Fee	8.3(a)
Securities Act	5.8(a)
Seller	Preamble
Seller Parties	9.11(a)
Seller Savings Plan	6.9(d)
Sellers	Preamble
Sellers’ Severance Arrangements	6.9(b)
Shared Assets	6.21(c)
Shared Contracts	6.21(a)
Straddle Period	6.6(d)
Supporting Documentation	6.6(e)

Surviving Blocker	2.2(a)
Surviving Company	2.1(b)
Tax Proceeding	6.6(j)
Termination Date	8.1
Transferred Employees	6.9(a)
Wells Fargo	2.6(g)
Wilmington	2.6(h)

Section 1.3                                    Construction.

(a)                                 Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including “ do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), and (vi) the terms “year” and “years” mean and refer to calendar year(s).

(b)                                 Unless otherwise set forth in this Agreement, references in this Agreement, including the Exhibits (but not the Schedules) hereto, to any document, instrument or agreement (including this Agreement) (i) include and incorporate all exhibits, schedules and other attachments thereto, (ii) include all documents, instruments or agreements issued or executed in replacement thereof and (iii) mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time.  All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)                                  Each Party acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and this Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

(d)                                 Any reference to the “Company” herein shall be deemed to refer to the Company prior to the Company Effective Time and to the Surviving Company from and after the Company Effective Time.  Any reference to “HD Waterworks Inc.” herein shall be deemed to refer to HD Waterworks Inc. prior to the Blocker Effective Time and to the Surviving Blocker from and after the Blocker Effective Time.

ARTICLE II

MERGERS; PURCHASE AND SALE OF ASSETS

Section 2.1                                    Company Merger.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, at the Company Effective Time, Buyer, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Company Constituent Companies”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving limited partnership.  The Company Merger shall be consummated in accordance with this Agreement and evidenced by (i) a certificate of merger between Merger Sub and the Company in a form to be reasonably agreed upon by the Parties and filed with the Florida Department of State (the “Company FL Certificate of Merger”) and (ii) a certificate of merger between Merger Sub and the Company in a form to be reasonably agreed upon by the Parties and filed with the Delaware Secretary of State (the “Company DE Certificate of Merger”), such Company Merger to be consummated at the Closing (the “Company Effective Time”).

(b)                                 Upon consummation of the Company Merger, the separate limited liability company existence of Merger Sub shall cease and the Company, as the surviving limited partnership of the Company Merger (the “Surviving Company”), shall continue its limited partnership existence under the Florida Revised Uniform Limited Partnership Act of 2005, as amended, as a Subsidiary of Buyer.  Pursuant to the Company Merger, Buyer shall acquire HD GP’s 1% general partnership interest in the Company and Holdings’ 55.54% limited partnership interest in the Company in exchange for cash consideration paid to Sellers in accordance with Section 2.7(b).

Section 2.2                                    Blocker Merger.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, at the Blocker Effective Time, Blocker, Blocker Merger Sub and HD Waterworks Inc. (Blocker Merger Sub and HD Waterworks Inc. sometimes being referred to herein as the “Blocker Constituent Companies”) shall cause Blocker Merger Sub to be merged with and into HD Waterworks Inc., with HD Waterworks Inc. being the surviving corporation.  The Blocker Merger shall be consummated in accordance with this Agreement and evidenced by a certificate of merger between Blocker Merger Sub and HD Waterworks Inc. in a form to be reasonably agreed upon by the Parties and filed with the Delaware Secretary of State (the “Blocker Certificate of Merger”), such Blocker Merger to be consummated at the Closing and immediately after the Company Effective Time (the “Blocker Effective Time”).

(b)                                 Upon consummation of the Blocker Merger, the separate limited liability company existence of Blocker Merger Sub shall cease and HD Waterworks Inc., as the surviving corporation of the Blocker Merger (the “Surviving Blocker”), shall continue its corporate existence under the DGCL as a wholly owned Subsidiary of Blocker.

Section 2.3                                    Effects of the Mergers.

(a)                                 Surviving Company.

(i)                                     From and after the Company Effective Time, the Surviving Company will possess all the rights, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of the Company Constituent Companies.

(ii)                                  The certificate of limited partnership of the Company in effect as of the Company Effective Time shall be amended in connection with the Company Merger to reflect the transactions contemplated by this Agreement (the “Amended and Restated Certificate of LP”) in a form determined by Buyer, which Amended and Restated Certificate of LP shall continue as the certificate of limited partnership of the Surviving Company until amended in accordance with applicable Law.

(iii)                               The limited partnership agreement of the Company in effect as of the Company Effective Time shall continue to be the limited partnership agreement of the Surviving Company until amended in accordance with applicable law.  Following the Blocker Merger, the limited partnership agreement of the Company shall be amended and restated to reflect the transactions contemplated by this Agreement (the “Amended and Restated LPA”) in a form determined by Buyer, which Amended and Restated LPA shall continue as the limited partnership agreement of the Surviving Company until amended in accordance with applicable Law.   Each general partnership interest and each limited partnership interest of the Surviving Company outstanding immediately prior to the Company Effective Time will continue to represent the outstanding partnership interests of the Surviving Company until such time as the Amended and Restated LPA is entered into, with Buyer having acquired HD GP’s 1% general partnership interest in the Company and Holdings’ 55.54% limited partnership interest in the Company as a result of the Company Merger.

(iv)                              The directors and officers, respectively, of the Surviving Company, shall be as set forth in the Amended and Restated LPA, until their respective successors are duly elected or appointed or their earlier resignation or removal.

(b)                                 Surviving Blocker.

(i)                                     From and after the Blocker Effective Time, the Surviving Blocker will possess all the rights, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of the Blocker Constituent Companies.

(ii)                                  The certificate of incorporation of Blocker as of the Blocker Effective Time shall be the certificate of incorporation of the Surviving Blocker until amended in accordance with applicable Law.

(iii)                               The bylaws of the Blocker in effect at the Blocker Effective Time shall be the bylaws of the Surviving Blocker until amended in accordance with applicable Law.

(iv)                              The managers of Blocker Merger Sub and the officers of Blocker Merger Sub immediately prior to Blocker Effective Time will become, from and after the Blocker Effective Time, the directors and officers, respectively, of the Surviving Blocker, until their respective successors are duly elected or appointed or their earlier resignation or removal.

Section 2.4                                    Sale of Assets.  Subject to the terms and conditions of this Agreement, at the Closing and immediately following the Blocker Effective Time, (a) Sellers will cause certain of their Affiliates to sell, transfer and deliver to the Surviving Company, and the Surviving Company will purchase and acquire from such Affiliates of Sellers, such Affiliates’ rights, title and interest in and to the Additional Transferred Assets, free and clear of all Liens other than Permitted Liens, and (b) the Surviving Company will assume all liabilities (other than liabilities related to Taxes, which are governed by Section 6.6, and those liabilities that are Excluded Liabilities) to the extent relating to (i) the Additional Transferred Assets and (ii) subject to any other express provision of this Agreement, including the accrual of any element of compensation or employee benefits in the calculation of Closing Net Working Capital, current employees of the Business (including current as of the Closing) or former employees of the Business whose services while employed related exclusively to the Business, and, for avoidance of doubt, including medical claims incurred prior to the Closing but not reported as of the Closing and liabilities under the Company Benefit Plans, but excluding any liabilities or obligations in respect of equity compensation held by such current or former employees of the Business (collectively, the “Assumed Liabilities”).

Section 2.5                                    Closing; Effective Time.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the third (3rd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as Sellers and Buyer may agree in writing; provided that, notwithstanding the foregoing, the Closing shall not occur until the earlier of (a) a date during the Marketing Period specified by Buyer on no fewer than three Business Days’ written notice to Sellers (unless a shorter period shall be agreed to by Sellers) and (b) the third Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of the obligations of the Parties set forth in Article VII of this Agreement (other than those conditions that by their nature are to be satisfied by actions taken at Closing, but subject to the satisfaction or waiver of such conditions)).  The date of the Closing shall be referred to herein as the “Closing Date”.  The Closing shall take place at the offices of King & Spalding LLP located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309, at 10:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as Sellers and Buyer may agree in writing. At the Closing, (x) Merger Sub and the Company will cause the Company FL Certificate of Merger to be executed and filed with the Florida Department of State and the Company DE Certificate of Merger to be executed and filed with the Secretary of State of Delaware and (y) immediately following the Company Effective Time, Blocker Merger Sub and HD Waterworks Inc. will cause the Blocker Certificate of Merger to be executed and filed with the Secretary of State of Delaware.  Subject to the Company Effective Time occurring immediately prior to the Blocker Effective Time in accordance with Sections 2.1 and 2.2, the occurrence of the Blocker Effective Time shall hereinafter be referred to as the “Effective Time”.

Section 2.6                                    Deliveries by Sellers.  At the Closing, Sellers will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a)                                 instruments of assignment and transfer in a form that is reasonably satisfactory to the Parties, duly executed by Sellers or the Affiliates of Sellers that own the Additional Transferred Assets, evidencing the transfer of the Additional Transferred Assets to the Company;

(b)                                 the executed Supply Agreement;

(c)                                  the executed Transition Services Agreement;

(d)                                 for each Seller, or in the case of a Seller that is treated as a disregarded entity for U.S. federal income Tax purposes, such Seller’s “regarded” owner, a certificate of non-foreign status that complies with Treasury Regulations Section 1.1445-2(b)(2);

(e)                                  the certificates and other documents required to be delivered pursuant to Section 7.3;

(f)                                   a release, in a form to be mutually agreed by Sellers and Buyer and subject to further reasonable comment by Bank of America, N.A. or any successor thereto (“BoA”), executed by BoA as administrative agent and collateral agent under the Credit Agreement, dated as of April 12, 2012, by and among HD Supply, BoA and the lenders from time to time parties thereto, with respect to (i) HD Waterworks Inc.’s guarantee and collateral obligations thereunder, (ii) the Company’s guarantee and collateral obligations thereunder and (iii) any Liens on any of the assets of the Business thereunder;

(g)                                  a release, in a form to be mutually agreed by Sellers and Buyer and subject to further reasonable comment by Wells Fargo, National Association or any successor thereto (“Wells Fargo”), executed by Wells Fargo or any successor thereto, as administrative agent and U.S. ABL collateral agent, under the ABL Credit Agreement, dated as of April 12, 2012, by and among HD Supply, Wells Fargo, and the other parties thereto, with respect to (i) HD Waterworks Inc.’s guarantee and collateral obligations thereunder, (ii) the Company’s guarantee and collateral obligations thereunder and (iii) any Liens on any of the assets of the Business thereunder;

(h)                                 a release, in a form to be mutually agreed by Sellers and Buyer and subject to further reasonable comment by Wilmington Trust, National Association or any successor thereto (“Wilmington”), executed by Wilmington, as trustee and note collateral agent, under the Indenture, dated as of December 4, 2014, by and among HD Supply, Wilmington and the other parties thereto, with respect to (i) HD Waterworks Inc.’s guarantee and collateral obligations thereunder, (ii) the Company’s guarantee and collateral obligations thereunder and (iii) any Liens on any of the assets of the Business thereunder;

(i)                                     the Company FL Certificate of Merger and the Company DE Certificate of Merger, each duly executed by the Company; and

(j)                                    the Blocker Certificate of Merger, duly executed by HD Waterworks Inc.

Section 2.7                                    Deliveries by Buyer.

(a)                                 At the Closing, Buyer will deliver or cause to be delivered to Sellers the following:

(i)                                     the executed Supply Agreement;

(ii)                                  the executed Transition Services Agreement; and

(iii)                               the certificates and other documents required to be delivered pursuant to Section 7.2.

(b)                                 At the Closing and in connection with the Company Merger, Buyer shall pay, or cause to be paid, to Sellers an aggregate amount equal to the Closing Purchase Price by wire transfer in immediately available funds to the account or accounts designated to Buyer in writing by Sellers at least two (2) Business Days prior to the Closing Date in accordance with the steps described in the payment schedule attached hereto as Exhibit 2.7(b) (the “Payment Schedule”); which wires to Sellers’ designated account or accounts will occur simultaneously with the respective steps on the Payment Schedule, as applicable, and, in any event, all such steps shall be completed and all such wires, which in the aggregate shall equal an amount equal to the Closing Purchase Price, shall be made, prior to any applicable wiring deadline on the Closing Date.  At least five (5) days prior to the Closing Date, Buyer shall deliver to Sellers an updated Payment Schedule which allocates the Closing Purchase Price amongst each step; provided, for the avoidance of doubt, that such updated amounts shall, in the aggregate, equal the Closing Purchase Price.  Such Payment Schedule shall be subject to Sellers’ review and approval, which shall not be unreasonably withheld, conditioned or delayed, provided that no such approval shall be required if the payments to be made pursuant to the Payment Schedule are substantially in accordance with the respective percentage interests of the Sellers and HD Waterworks Inc. in the Company.  For the avoidance of doubt, the Payment Schedule shall allocate at least 56% of the Closing Purchase Price to be paid to the Sellers in relation to the Company Partnership Interests.

Section 2.8                                    Conversion of Equity Interests.

(a)                                 At the Company Effective Time, by virtue of the Company Merger and without any action on the part of Merger Sub, Buyer, the Company, the Sellers or any other Person, (i) the Company Partnership Interests shall thereupon be cancelled and extinguished and converted automatically into and become the right to receive the payments under Section 2.7(b) and Section 2.9 on the terms and subject to the conditions set forth herein and (ii) each of the issued and outstanding limited liability company interests in Merger Sub shall automatically be converted into and become partnership interests in the Surviving Company.

(b)                                 At the Blocker Effective Time, by virtue of the Blocker Merger and without any action on the part of Blocker Merger Sub, Blocker, HD Waterworks, Inc., the Sellers or any other Person, (i) the HD Waterworks Equity Interests shall thereupon be cancelled and extinguished and converted into and become the right to receive the payments under Section 2.7(b) and Section 2.9 on the terms and subject to the conditions set forth herein and (ii) each of the issued and outstanding limited liability company interests in Blocker Merger Sub shall automatically be converted into and become equity interests in the Surviving Blocker.

Section 2.9                                    Adjustment to Purchase Price.

(a)                                 The Closing Purchase Price shall be increased or reduced as set forth in Section 2.9(e).  Any increase or decrease in the Closing Purchase Price pursuant to this Section 2.9 shall be referred to as a “Purchase Price Adjustment”.

(b)                                 No later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Sellers (i) a balance sheet of the Business as of the Closing Date (the “Closing Date Balance Sheet”), and (ii) a separate statement (x) calculating the Net Working Capital as of 12:01 a.m. on the Closing Date, but without giving effect to the Closing (the “Closing Net Working Capital”), and (y) showing any calculations with respect to any proposed Purchase Price Adjustment (the “Purchase Price Adjustment Schedule”).  Sellers will (x) permit Buyer and its advisors and representatives reasonable access to the books, records, properties, premises, work papers, personnel and other information of the Business that is in the possession of Sellers and their Affiliates to permit Buyer and its advisors to prepare the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule or to address any dispute described in this Section 2.9 and (y) reasonably cooperate with Buyer and its advisors and representatives in connection with such preparation, including providing on a timely basis all other information necessary or useful in connection with the preparation of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule as is reasonably requested by Buyer or its advisors or representatives.  Buyer will (x) permit, and will cause the Company to permit, Sellers and their advisors and representatives reasonable access to the books, records, properties, premises, work papers, personnel and other information of the Business to permit Sellers and their advisors to review the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule or to address any dispute described in this Section 2.9 and (y) reasonably cooperate, and will cause the Company to reasonably cooperate, with Sellers and their advisors and representatives in connection with such review or any dispute, including providing on a timely basis all other information necessary or useful in connection with the review of the Purchase Price Adjustment Schedule as is reasonably requested by Sellers or their advisors or representatives.  The Purchase Price Adjustment Schedule shall be prepared in accordance with the guidelines set forth on Schedule 1.1(a) and accompanied by reasonable backup documentation relating to the calculations therein.  The Purchase Price Adjustment Schedule and the calculation of the Net Working Capital contained therein shall entirely disregard (A) any and all effects on the assets or liabilities of the Business as a result of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated hereby and (B) any of the plans, transactions or changes which Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Business.

(c)                                  Sellers shall, within sixty (60) days following their receipt of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule, accept or reject the Purchase Price Adjustment submitted by Buyer.  If Sellers disagree with the Closing Date Balance Sheet, the Purchase Price Adjustment Schedule or any calculation thereon, they shall give written notice to Buyer of such dispute and any reason therefor within such sixty (60) day period.  Should Sellers fail to notify Buyer of a dispute within such sixty (60) day period, Sellers shall be deemed to agree with Buyer’s calculation.  In the event there is a dispute, Buyer and Sellers shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If Sellers and Buyer are unable to reach a resolution with such effect within thirty (30) days after the receipt by Buyer of Sellers’ written notice of dispute, Sellers and Buyer shall submit the items remaining in dispute for resolution to KPMG LLP or, if KPMG LLP is unwilling or unable to serve, by a nationally recognized accounting firm mutually agreed upon by Sellers and Buyer (such identified or selected firm, the “Independent Accountant”).  The Independent Accountant shall act as an arbitrator and shall use commercially reasonable efforts to issue its report as to all matters in dispute (and only such matters) and the determination of the Purchase Price Adjustment within thirty (30) days after such dispute is referred to the Independent Accountant.  In making its determination, the Independent Accountant (i) shall not have the power to modify or amend any term or provision of this Agreement, (ii) shall make its determination based solely on the information presented to it by the Parties and shall not undertake any independent review, (iii) shall be bound by the terms of this Agreement, including the guidelines set forth on Schedule 1.1(a) and (iv) shall not assign a value to any item higher than the highest value for such item claimed by either Party or less than the lowest value claimed by either Party.  Buyer on the one hand, and Sellers on the other hand, shall bear all costs and expenses incurred by them in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder shall be borne by Buyer, on the one hand, and Sellers, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted.  This provision for arbitration shall be specifically enforceable by the Parties and the decision of the Independent Accountant in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom.

(d)                                 The Purchase Price Adjustment Schedule shall be deemed final for the purposes of this Section 2.9 upon the earliest of (i) the failure of Sellers to notify Buyer of a dispute within sixty (60) days of Buyer’s delivery of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule to Sellers, (ii) the resolution of all disputes, pursuant to Section 2.9(c), by Sellers and Buyer or (iii) the resolution of all disputes, pursuant to Section 2.9(c), by the Independent Accountant.

(e)                                  Upon finalization of the Purchase Price Adjustment Schedule, the following adjustments will be made:

(i)                                     If the Closing Net Working Capital shown on the Purchase Price Adjustment Schedule as so finally determined in accordance with Section 2.9(d) is greater than the Net Working Capital Target (the amount of such difference being the “Net Working Capital Surplus”), then the Closing Purchase Price shall be adjusted upward in an amount equal to the Net Working Capital Surplus and Buyer shall pay or cause to be paid, within three (3) Business Days of the finalization of the Purchase Price Adjustment Schedule, to Sellers an amount equal to such Net Working Capital Surplus by wire transfer in immediately available funds to one or more accounts designated by Sellers; and

(ii)                                  If the Closing Net Working Capital shown on the Purchase Price Adjustment Schedule as so finally determined in accordance with Section 2.9(d) is less than the Net Working Capital Target (the amount of such difference being the “Net Working Capital Deficit”), then the Closing Purchase Price shall be adjusted downward in an amount equal to the absolute value of the Net Working Capital Deficit and Sellers shall pay or cause to be paid, within three (3) Business Days of the finalization of the Purchase Price Adjustment Schedule, to Buyer an amount equal to the absolute value of such Net Working Capital Deficit by wire transfer in immediately available funds to one or more accounts designated by Buyer.

Section 2.10                             Purchase Price Allocation.  The Closing Purchase Price as adjusted pursuant to Section 2.9 (plus any additional amounts treated as consideration under applicable Treasury Regulations) (the “Allocable Purchase Price”) shall be allocated among the Equity Interests and the Additional Transferred Assets (and shall be further allocated among the Company’s assets to the extent required under applicable Tax Law) as provided herein.  All allocations under this Agreement shall be made in accordance with the requirements of Sections 1060, 743(b), 751 and 755 of the Code and the Treasury Regulations thereunder.  No later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers its determination of the allocation (the “Proposed Allocation”) of the Allocable Purchase Price.  Buyer will (x) permit, and will cause the Company to permit, Sellers and their advisors and representatives reasonable and timely access to the books, records, properties, premises, work papers, personnel and other information of the Business to permit Sellers and their advisors to review the Proposed Allocation or to address any dispute described in this Section 2.10, provided that in no event shall any such access unreasonably interfere with the conduct of the Business and (y) cooperate fully, and will cause the Company to cooperate fully, with Sellers and their advisors and representatives in connection with such review or any dispute, including providing on a timely basis all other information necessary or useful in connection with the review of the Proposed Allocation as is reasonably requested by Sellers or their advisors or representatives and that is reasonably available to Buyer or the Company.  Sellers shall, within thirty (30) days following their receipt of the Proposed Allocation, accept or reject the Proposed Allocation submitted by Buyer.  If Sellers disagree with the Proposed Allocation, they shall give written notice to Buyer of such dispute and describing in reasonable detail any reason therefor within such thirty (30) day period.  Should Sellers fail to notify Buyer of a dispute within such thirty (30) day period, Sellers shall be deemed to agree with Buyer’s Proposed Allocation.  In the event there is a dispute, Buyer and Sellers shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If Sellers and Buyer are unable to reach a resolution with such effect within thirty (30) days after the receipt by Buyer of Sellers’ written notice of dispute, Sellers and Buyer shall submit the items remaining in dispute for resolution to the Independent Accountant.  The Independent Accountant shall act as an arbitrator and shall use commercially reasonable efforts to issue its report as to all matters in dispute (and only such matters) and the determination of the allocation of the Closing Purchase Price in accordance with this Section 2.10 within thirty (30) days after such dispute is referred to the Independent Accountant.  The Independent Accountant shall not have the power to modify or amend any term or provision of this Agreement.  Buyer, on the one hand, and Sellers, on the other hand, shall bear all costs and expenses incurred by them in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder shall be borne by Buyer, on the one hand, and Sellers, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such

Party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted.  This provision for arbitration shall be specifically enforceable by the Parties and the decision of the Independent Accountant in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom.  Buyer and Sellers covenant and agree that the allocations made pursuant to this Section 2.10 shall be conclusive and final for all purposes of this Agreement and shall be used by them in reporting the Tax consequences of the transactions contemplated by this Agreement (including the preparation of any required IRS Form 8594).  Neither Buyer nor Sellers shall take any position (whether in connection with audits, Tax Returns or otherwise) that is inconsistent with such allocations, except as may be required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or similar provision of state, local or non-U.S. Tax Law). The Parties shall cooperate to adjust the allocations made pursuant to this Section 2.10 to reflect any subsequent adjustments made to the Closing Purchase Price. Sellers shall ensure that at least 56% of the Allocable Purchase Price, as finally adjusted pursuant to this Agreement, is allocated to the Company Partnership Interests.

Section 2.11                             Withholding.  Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made pursuant to this Agreement shall be made net of any Taxes required by applicable tax Law to be deducted or withheld from such payment and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable taxing authority and shall be treated for all purposes of this Agreement as having been paid.  If any Party becomes aware that any amount is required to be so deducted or withheld, it shall promptly notify the applicable Party of any such required deduction or withholding and reasonably cooperate with such applicable Party to minimize any such deduction or withholding.

Section 2.12                             Transaction Structure.  Buyer will reimburse Sellers for all reasonable out of pocket costs and expenses owed to a third party by Sellers or their Affiliates and incurred by Sellers and their Representatives in connection with the transaction structure changing between signing and Closing as reflected by this Agreement (collectively, the “HDS Restructuring Expenses”).  Notwithstanding anything in this Agreement to the contrary (including Sections 6.6(c) and 6.6(d)), Buyer, Merger Sub, Blocker, Blocker Merger Sub and, after the Closing, the Acquired Companies will jointly and severally indemnify, defend and hold harmless the Seller Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, Taxes, fines and judgments (at equity or at law) and damages suffered or incurred by any Seller Indemnified Party whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to the change in transaction structure from the Purchase Agreement to the alternative transaction structure as set forth in this Agreement; provided that, for U.S. federal income tax purposes, the Sellers agree to treat (a) the acquisition by Buyer of the Company Partnership Interests in the Company Merger as a purchase of the Company Partnership Interests by Buyer, (b) the Blocker Merger as a part-sale, part-redemption of the HD Waterworks Equity Interests and (c) the transfer of the Additional Transferred Assets as a purchase of the Additional Transferred Assets by the Company, and will report the transactions as such for all applicable tax purposes, in each case, unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.  In the event that any Seller Indemnified Party believes that it is, or that it may be, entitled to indemnification pursuant to the foregoing sentence in respect of any matter, it shall promptly notify Buyer in writing; provided, however, that the failure to provide such prompt notice shall not release Buyer, Merger Sub, Blocker, Blocker Merger Sub and, after the Closing, the Acquired Companies, from any of their respective indemnification obligations under this Section 2.12 except to the extent such Persons are actually and materially prejudiced by such failure.  In the event that such claim for indemnification involves a pending or threatened claim or demand by a third party against such Seller Indemnified Party which relates exclusively to the alternative transaction structure set forth in this Agreement, Buyer may, by notice to such Seller Indemnified Party within twenty (20) Business Days following receipt of such notice, assume the defense and control of such matter with its own counsel and at its own expense; provided, that the Seller Indemnified Party shall be given a reasonable opportunity to participate in the defense of such third party action with its own counsel and at its own expense.  If the Buyer assumes the defense of such third-party claim, such assumption will conclusively establish for purposes of this Agreement that the claims made in that third-party claim are within the scope of and subject to indemnification under this Section 2.12.  Buyer acknowledges and agrees that in no event will Sellers be deemed to have breached any provision hereof, nor will any conditions set forth in Article VII be deemed not to have been satisfied, due to the transaction structure changing between the execution of the Purchase Agreement and Closing as reflected by this Agreement.  Without limiting the foregoing, no representation or warranty made in the Purchase Agreement (or any Schedule related thereto) shall be deemed to have been (or required to have been) brought down or deemed made (or required to have been made) as of the date of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY, HD WATERWORKS INC. AND THE ADDITIONAL TRANSFERRED ASSETS

Subject to the terms, conditions and limitations set forth in this Agreement, Sellers hereby represent and warrant to Buyer as of the Effective Date and as of the Closing Date as follows:

Section 3.1                                    Organization.

(a)                                 HD Waterworks Inc. is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  The Company is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Florida.  Each of HD Waterworks Inc. and the Company has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its business as conducted on the Effective Date.

(b)                                 Each of HD Waterworks Inc. and the Company is duly qualified or registered as a foreign corporation or foreign limited partnership, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.  Schedule 3.1 contains a true and correct list as of the Effective Date of the jurisdictions in which each of HD Waterworks Inc. and the Company is qualified or registered to do business as a foreign corporation or foreign limited partnership, as applicable.

Section 3.2                                    Capitalization.  The HD Waterworks Equity Interests constitute all of the issued and outstanding equity interests of HD Waterworks Inc., are validly issued, fully paid, nonassessable and free of preemptive rights and are owned of record and beneficially by Holdings.  The Company Partnership Interests and the partnership interests of the Company owned by HD Waterworks Inc. collectively constitute all of the issued and outstanding equity interests of the Company, and such equity interests are validly issued, fully paid, nonassessable and free of preemptive rights and are owned of record by Sellers and HD Waterworks Inc.  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the equity interests of HD Waterworks Inc. or the Company, or obligating any Seller, HD Waterworks Inc. or the Company to issue or sell any equity interests of HD Waterworks Inc. or the Company, as applicable.  There are no outstanding contractual obligations of HD Waterworks Inc. or the Company to repurchase, redeem or otherwise acquire any equity interests in HD Waterworks Inc. or the Company or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.  At the Closing, neither HD Waterworks Inc. nor the Company will have any guaranty obligations with respect to Indebtedness under the HD Supply Credit Facilities or the Senior First Priority Notes Indenture.

Section 3.3                                    Subsidiaries.  Neither HD Waterworks Inc. nor the Company has any Subsidiaries (other than the Company being a Subsidiary of HD Waterworks Inc.).

Section 3.4                                    Assets and Liabilities of the Business.  HD Waterworks Inc. (a) owns no assets other than the Owned Real Property listed on Schedule 3.10(a) as being owned by it and its partnership interests of the Company and (b) has no liabilities other than liabilities related to the assets described in clause (a) of this Section 3.4.  Except for assets disposed of in the Ordinary Course and the Additional Transferred Assets, the Acquired Companies have valid title to (or a valid leasehold interest in) each asset and property that is reflected on the Financial Statements, free and clear of all Liens other than Permitted Liens.

Section 3.5                            Consents and Approvals; No Violations.  Except as set forth on Schedule 3.5 and for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will: (a) conflict with or result in any breach of any provision of the Charter Documents of HD Waterworks Inc. or the Company; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (other than the filing of the Company FL Certificate of Merger, the Company DE Certificate of Merger and the Blocker Certificate of Merger); (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee or Business Contract; or (d) violate any Law, order, injunction or decree applicable to the Business; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights which would not reasonably be expected to be material to the Business and would not materially and adversely affect the ability of Sellers to consummate the transactions contemplated by this Agreement.

Section 3.6                            Financial Statements.  The Financial Statements are attached as Schedule 3.6(a).  Except as expressly noted on Schedule 3.6(b), the Financial Statements have been prepared in all material respects in accordance with GAAP from the books and records of the Business, consistently applied throughout the periods indicated, which books and records are complete and correct in all material respects.  Except as expressly noted on Schedule 3.6(b), (a) each balance sheet included in such Financial Statements and, when delivered in accordance with Section 6.8(d)(i) the Interim Financial Statements, (including the related notes and schedules, if any) fairly presents in all material respects the consolidated financial position of the Business as of the date of such balance sheet and (b) each statement of income and cash flows included in the Financial Statements (including any related notes and schedules, if any) fairly presents in all material respects the results of operations and changes in cash flows, as the case may be, of the Business for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, in the case of the Unaudited Financial Statements and Interim Financial Statements (x) subject to normal and recurring year-end adjustments that would not, individually or in the aggregate, be expected to be material to the Business and (y) except the absence of notes that would not differ materially from those presented in the Audited Financial Statements.  At the Closing, neither of the Acquired Companies will have any outstanding Indebtedness (excluding, for the avoidance of doubt, that comprising the Debt Financing).

Section 3.7                                    No Undisclosed Liabilities.  Except as disclosed on Schedule 3.7, the Business does not have any liabilities except (a) to the extent set forth on, reflected in and reserved against, or adequately disclosed, in the most recent balance sheet included in the Financial Statements, (b) those liabilities arising under this Agreement, (c) those liabilities incurred in the Ordinary Course since the date of the most recent balance sheet included in the Financial Statements, and (d) those liabilities that are not (individually or in the aggregate) material to the Business.

Section 3.8                                    Absence of Certain Changes.  To the Knowledge of Sellers, except as set forth on Schedule 3.8, since February 1, 2017 and through the Effective Date:

(a)                                 the Business has conducted its business in all material respects in the Ordinary Course;

(b)                                 the Business has not (i) materially increased the compensation payable or to become payable by the Business to any director or employee of the Business, except for merit and seniority increases made in the Ordinary Course, (ii) granted any new bonus or severance arrangement to any officer of the Business, or (iii) established any new Employee Benefit Plan;

(c)                                  there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property that is material to the Business;

(d)                                 there has been no material change in the accounting methods or practices of the Business or any change in depreciation or amortization policies or rates theretofore adopted by the Business;

(e)                                  the Business has not delayed or postponed the payment of accounts payable outside the Ordinary Course;

(f)                                   the Business has not taken any other action that would be prohibited by Sections 6.1(a), (b), (c), and (k) if taken after the Effective Date; and

(g)                                  there has not been any Material Adverse Effect.

Section 3.9                                    Sufficiency of Assets.  Except as set forth on Schedule 3.9 and for the services to be provided pursuant to the Transition Services Agreement, the assets of the Acquired Companies and the Additional Transferred Assets together constitute all of the assets necessary to operate the Business in the manner presently operated by the Acquired Companies and its Affiliates, other than assets that are not material to the operation of the Business.  Nothing in this Section 3.9 shall be construed to be a representation or warranty regarding infringement of third party Intellectual Property, which is governed exclusively by Section 3.11(d).

Section 3.10                             Real Property.

(a)                                 Schedule 3.10(a) sets forth a complete and accurate list of the Owned Real Property as of the Effective Date and the owner of such real property.  Except as set forth on Schedule 3.10(a), HD Waterworks Inc., the Company or the Affiliate of the Acquired Companies that will transfer such Additional Transferred Assets has good and marketable fee simple title to all of the Owned Real Property free and clear of any Liens other than Permitted Liens and Mortgages.

(b)                                 Schedule 3.10(b) sets forth a correct and complete list of all Leased Real Property as of the Effective Date, the address of such real property and the identity of the lessee, tenant or occupant under each of the Leases pertaining to the Leased Real Property. Except as set forth on Schedule 3.10(b), HD Waterworks Inc. or the Company (or one of their respective Affiliates, if such Affiliate is identified as the lessee, tenant or occupant under any such Lease) has a good and valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Permitted Liens.

Section 3.11                             Intellectual Property.

(a)                                 Schedule 3.11(a) contains a list of all Company Registered Intellectual Property owned by the Acquired Companies or their Affiliates and all Software owned by the Acquired Companies.

(b)                                 Except as set forth on Schedule 3.11(b), HD Waterworks Inc. or the Company is the exclusive owner of any Company Intellectual Property that is owned by HD Waterworks Inc. or the Company, free and clear of all Liens, other than Permitted Liens, or possesses the valid rights to use all other Company Intellectual Property in the Business as currently conducted.  The Acquired Companies or their Affiliates have paid all maintenance fees, renewal fees or annuity expenses due for payment prior to the Effective Date for maintenance of Company Registered Intellectual Property owned by the Acquired Companies or their Affiliates.

(c)                                  Except as set forth on Schedule 3.11(c), the Acquired Companies or their Affiliates have not granted any licenses to a third party except in the Ordinary Course for use of Company Intellectual Property owned by the Acquired Companies or their Affiliates.

(d)                                 To the Knowledge of Sellers, except as set forth on Schedule 3.11(d), neither the use of Company Intellectual Property by the Acquired Companies nor the conduct of the Business, misappropriates, infringes upon, violates or conflicts with any Intellectual Property rights of any third party.  Except as set forth on Schedule 3.11(d), no party has filed a written claim (or, to the Knowledge of Sellers, threatened to file a claim) during the twenty-four (24) month period prior to the Effective Date against the Acquired Companies or their Affiliates alleging that the conduct of the Business has misappropriated, violated, infringed on or otherwise improperly used the Intellectual Property rights of such party.  To the Knowledge of Sellers, no third party is engaging in any activity that misappropriates, infringes upon, violates or conflicts with any Company Intellectual Property.

(e)                                  The Internal IT Systems are in good repair and operating condition and are adequate and suitable in all material respects for the conduct of the Business as currently conducted.  Each of the Acquired Companies is in compliance with the legal requirements, contracts and policies applicable to such Acquired Company (including website privacy policies) with respect to the protection of personally identifiable information of an individual (“Personal Data”), including the collection, storage, use or disclosure of such Personal Data, except where the results of any such noncompliance would not, individually or in the aggregate, have a Material Adverse Effect.  During the twelve (12) month period prior to the Effective Date, to the Knowledge of Sellers, there have been no breaches in security for the Internal IT Systems that have resulted in the loss, or unauthorized access, disclosure or use of, any Personal Data that had a material impact on the Business.

Section 3.12                             Litigation.  Except as set forth on Schedule 3.12, there is no, and since January 1, 2014 has been no, Action pending or, to the Knowledge of Sellers, threatened against HD Waterworks Inc., the Company or the Business, other than those that would not be reasonably be expected to be materially adverse to the Business. The matters set forth on Schedule 3.12(b) are being administered under, and are subject to coverage under the terms of, various insurance policies, and the Buyer will have access to such policies after the Closing pursuant to Section 6.19 to the extent that any claims in respect of such matters have not been fully paid prior to Closing.  Except as set forth on Schedule 3.12, to the Knowledge of Sellers, the Business is not subject to any outstanding order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, or a party to any settlement agreement with any Governmental Entity, other than those that would not reasonably be expected to be materially adverse to the Business.

Section 3.13                             Compliance with Applicable Law.  Except as set forth on Schedule 3.13, the Business is, and since January 1, 2014 has been, in compliance in all material respects with all applicable Laws, it being understood and agreed by the Parties that representations and warranties related to compliance with Environmental Laws are addressed solely by Section 3.16 and Sellers make no representations and warranties with respect to compliance with Environmental Laws in this Section 3.13.

Section 3.14                             Business Contracts.

(a)                                 Schedule 3.14(a) sets forth, as of the Effective Date, a correct and complete list of the following Contracts to which either of the Acquired Companies is a party or that are otherwise included within the Additional Transferred Assets (the “Business Contracts”) (other than the Company Benefit Plans set forth on Schedule 3.18(a)):

(i)                                     all Contracts (excluding work orders and purchase orders, and excluding Contracts under which neither party has any obligation to buy or sell products or services) with Suppliers;

(ii)                                  all Contracts (excluding work orders, purchase orders and credit applications submitted in the Ordinary Course) with Customers, other than bids that an Acquired Company has submitted that have not been formally accepted by the applicable Customer in writing as of the Effective Date;

(iii)                               any agreement for the employment of any employee or with respect to the equity or other compensation of any employee who is exclusively employed by the Business that is not terminable at will;

(iv)                              all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money;

(v)                                 all leases or licenses involving any assets (whether personal or mixed, tangible or intangible, but excluding the Leased Real Property and the Owned Real Property) involving an annual commitment or payment of more than $500,000 individually by the Business;

(vi)                              all Leases pertaining to the Leased Real Property that are either entered into by an Acquired Company or otherwise an Additional Transferred Asset involving an annual commitment or payment of more than $250,000;

(vii)                           all contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated hereby;

(viii)                        all joint venture or partnership contracts, other than the partnership agreement of the Company;

(ix)                              all Contracts restricting the Business from engaging in or competing with any business activity in any geographic area or otherwise purporting to materially limit the conduct of the Business;

(x)                                 all Contracts that require any Acquired Company or the Business to use any supplier or third party exclusively with respect to certain products or services or requires the Company to provide to other parties “most favored nation” pricing;

(xi)                              all Contracts requiring any capital commitment or capital expenditure (including any series of related expenditures) by any Acquired Company or relating to the Business of more than $500,000;

(xii)                           all Contracts providing for the acquisition or disposition of any business, Person, or assets material to the Business entered into since January 1, 2014;

(xiii)                        all Contracts material to an Acquired Company by which it licenses Intellectual Property from or to any Person; and

(xiv)                       all Contracts pursuant to which any third party creates, develops or customizes for or on behalf of the Business any Software that is material to the Business.

(b)                                 All Business Contracts are in full force and effect in all material respects and, assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable in all material respects against the Acquired Companies or one of their respective Affiliates, as applicable, and, to the Knowledge of Sellers, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures that would not be materially adverse to the Business.  There does not exist under any Business Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the Effective Date on the part of the Business, except as set forth on Schedule 3.14(b) and except for such violations, breaches, defaults, events or conditions that would not be materially adverse to the Business.

Section 3.15                             Tax Returns; Taxes.  Except as otherwise disclosed on Schedule 3.15:

(a)                                 all income Tax Returns and all material non-income Tax Returns of the Acquired Companies required to have been filed with any taxing authority in accordance with any applicable Law have been duly and timely filed and are correct and complete in all material respects;

(b)                                 all material Taxes required to be paid by or with respect to any of the Acquired Companies have been duly and timely paid in full;

(c)                                  all deficiencies asserted as a result of any examination of any Tax Returns of the Acquired Companies have been paid in full, accrued on the books of the Acquired Companies or finally settled;

(d)                                 no claims have been asserted and no proposals or deficiencies for any Taxes of the Acquired Companies or any Taxes of any other Person, including Sellers and their Affiliates, for which the Acquired Companies could be held liable are being asserted, proposed or, to the Knowledge of Sellers, threatened, and no audit or investigation of any Tax Return of the Acquired Companies or any Tax Return of such other Person relating to Taxes for which the Acquired Companies could be held liable is currently underway, pending or, to the Knowledge of Sellers, threatened;

(e)                                  each Acquired Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, equity holder, stockholder or other third party;

(f)                                   there are no outstanding waivers or agreements by or on behalf of the Acquired Companies for the extension of time for the assessment of any Taxes or any deficiency thereof;

(g)                                  there are no Liens for Taxes against any asset of the Acquired Companies or any of the Additional Transferred Assets (other than Permitted Liens);

(h)                                 none of the Additional Transferred Assets consists of any interest in a corporation, partnership or other entity for Tax purposes;

(i)                                     no jurisdiction in which an Acquired Company conducts business but does not file any Tax Return has asserted a claim that such Acquired Company or a portion of its business is subject to any Taxes imposed by such jurisdiction;

(j)                                    at all times since its formation, the Company has been classified as a partnership for U.S. federal income Tax purposes and neither the Company, nor any person acting on behalf of, or with respect to, the Company, has made an election under Treasury Regulations Section 301.7701-3 to classify the Company as an association taxable as a corporation for U.S. federal income Tax purposes; and

(k)                                 the Company (i) has not made an election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 or any comparable state or local election and (ii) does not have in effect any election to use an allocation method under Section 704(c) of the Code other than the traditional method.

Section 3.16                             Environmental Matters.

(a)                                 Except as set forth on Schedule 3.16, as of the Effective Date, the Acquired Companies hold, and are in material compliance with, all material Environmental Permits required under Environmental Laws.  The Business is, and since January 1, 2014 has been, in compliance with applicable Environmental Laws as of the Effective Date, except where the failure to be in compliance would not have a Material Adverse Effect.

(b)                                 Except as set forth on Schedule 3.16, during the last three (3) years, neither of the Acquired Companies nor any Affiliate of either of the Acquired Companies has received written notice from any Governmental Entity or other Person that the Business is subject to any pending claim or liability (i) based upon any provision of any Environmental Law and arising out of any act or omission of the Acquired Companies or any of their respective Affiliates or (ii) arising out of the ownership, use, control or operation by the Business of any facility, site, area or property from which there was a Release of any Hazardous Substance, which claim or liability, if adversely resolved, would have a Material Adverse Effect.

(c)                                  Except as set forth on Schedule 3.16, there has been no Release of or exposure to Hazardous Substances at any real property currently or, to the Knowledge of Sellers, formerly owned or leased by the Acquired Companies that has resulted or would reasonably be expected to result in a Material Adverse Effect.

Section 3.17                             Licenses and Permits.  Except as set forth on Schedule 3.17, the Acquired Companies own or possess all Licenses that are necessary to enable them to carry on the

Business as presently conducted, except, in each case, where the failure to have a particular License would not reasonably be expected to be materially adverse to the Business.

Section 3.18                             Employees; Company Benefit Plans.

(a)                                 As of the Effective Date, Schedule 3.18(a) contains a correct and complete list of each material Company Benefit Plan and each other material Employee Benefit Plan sponsored by a Seller in which Employees participate (separately indicating the status of each as a Company Benefit Plan or Seller benefit plan).

(b)                                 Except as set forth on Schedule 3.18(b):

(i)                                     No Company Benefit Plan is a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or a “multiple employer plan” described in Section 413(c) of the Code, and the Acquired Companies have not, within the last five (5) years, contributed to, been required to contribute to, or otherwise had any obligation or liability in connection with any such “multiemployer plan” or “multiple employer plan.”  With respect to the Company Benefit Plans, none of Buyer nor any of its Affiliates (including, following the Closing, the Acquired Companies) will, as a result of the transactions contemplated by this Agreement, assume by operation of applicable Law or otherwise any liability with respect to (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (iv) any employee benefit plan, program or arrangement that provides for medical, life insurance or other welfare type benefits after termination of employment (other than as required to avoid an excise Tax under Section 4980B of the Code or other similar applicable Law).  No Acquired Company has or is reasonably expected to incur any liability as a result of being an ERISA Affiliate of Sellers or their Affiliates.

(ii)                                  No Company Benefit Plan is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code.

(iii)                               Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including ERISA and the Code.

(iv)                              Each Company Benefit Plan and Seller benefit plan in which Employees participate, in each case, intended to be “qualified” within the meaning of Section 401(a) of the Code that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”) or other letter indicating that it is so qualified or is in the process of obtaining such a letter.  To the Knowledge of Sellers, nothing has occurred since the issuance of the IRS determination letters referred to in this clause (iv) that would reasonably be expected to adversely affect such qualification or exemption, as the case may be.

(v)                                 There is no pending or, to the Knowledge of Sellers, threatened claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding with respect to any Company Benefit Plan, except where any such claim, investigation, examination, audit or other proceeding would not, individually or in the aggregate, be material to the Business.

(vi)                              No Employee Benefit Plan exists that, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, alone or together with any other event could reasonably be expected to (i) result in severance pay or any increase in severance pay of any Employee, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or result in any other material obligation pursuant to, any of the Employee Benefit Plans in respect of any Employee, (iii) result in the creation or imposition of any Lien on any of the assets of the Business or (iv) result in any payment (whether in cash or property or the vesting of property) to any Employee who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Employee is entitled to receive any additional payment (including any tax gross-up or other payment) from Sellers or any of their Affiliates as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(c)                                  Exhibit 3.18(c) sets forth a list of each employee exclusively engaged in the Business as of the Effective Date, with each employee’s title, base salary, wage rate or annualized fixed remuneration, 2017 long-term incentive plan goal, start date, employment status (i.e., part-time or full-time, exempt or non-exempt), principal work location, whether the employee is on leave, and an indication of whether or not such employee’s employment is governed by a collective bargaining agreement.  During the six (6) months preceding the Effective Date (or during the duration of such individual’s employment, if shorter), (i) each employee set forth in Exhibit 3.18(c) has been exclusively engaged in the Business and (ii) no employee of Sellers or any of their Affiliates other than the employees set forth in Exhibit 3.18(c) have been exclusively engaged in the Business.

Section 3.19                             Labor Relationships.  Except as set forth on Schedule 3.19:

(a)                                 None of the individuals exclusively employed by the Business is represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the NLRB).

(b)                                 None of the Sellers nor any of their Affiliates (including the Acquired Companies) is a party to a collective bargaining agreement, labor agreement or other labor-related arrangement with any trade union, labor union or labor organization or group relating to Employees, and there are no labor unions or labor organizations or groups representing any Employee that were voluntarily recognized or certified by any labor relations board, or, to the Knowledge of Sellers, any organizational campaigns, petitions or other unionization activities seeking recognition of a bargaining unit in the Business or of any Employee.

(c)                                  No labor dispute, walk out, strike, hand billing, picketing, or organized work stoppage involving the individuals exclusively employed by the Business has occurred in the last three (3) years, is in progress or, to the Knowledge of Sellers, has been threatened in the last three (3) years.  Sellers and each of their Affiliates are in compliance, with respect to the Employees, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employment classification, authorization to work in the United States, the WARN Act, plant closings and layoffs, the Fair Labor Standards Act of 1938, withholding of taxes, employment discrimination, equal opportunity, employee leave issues and unemployment insurance (collectively, “Employee Matters”).  Except as set forth on Schedule 3.12, there is no pending or, to the Knowledge of Sellers, threatened Action involving any Employee Matter that is material to the Business.

Section 3.20                             Anti-Corruption and Trade Compliance.  The Business and each of its respective officers, directors, employees, and, to the Knowledge of Sellers, agents, distributors, and other individuals or entities acting for or on behalf of the Business (collectively, the “Relevant Persons”) have not directly or indirectly violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other anti-corruption or anti-bribery laws or regulations applicable to the Business.  To the Knowledge of Sellers, the Relevant Persons have not in the course of their actions for, or on behalf of, the Business engaged directly or indirectly in transactions prohibited by any law administered by the U.S. Treasury Department Office of Foreign Assets Control, or by any other applicable economic or trade sanctions law.

Section 3.21                             Affiliate Transactions.  Other than (i) as set forth on Schedule 3.21, (ii) any arrangement between Sellers or their Affiliates to provide benefits to employees of the Acquired Companies under any Company Benefit Plan, (iii) any employment or retention agreement or agreement providing for any severance or similar benefits to any Person, or (iv) as contemplated by this Agreement, there are no transactions, agreements or arrangements, or series of related transactions, agreements, or arrangements, nor are there any currently proposed material transactions, agreements or arrangements, or series of related material transactions, agreements, or arrangements, between the Acquired Companies, on the one hand, and any of Sellers or any of their Affiliates (other than the Acquired Companies), on the other hand (“Affiliate Transactions”), in each case, other than transactions, agreements or arrangements with no outstanding obligations on the part of any party thereto.

Section 3.22                             Certain Fees.  Except as set forth on Schedule 3.22, the Acquired Companies have not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 3.23                             NO OTHER REPRESENTATIONS OR WARRANTIES.  NO SELLER MAKES ANY REPRESENTATION OR WARRANTY TO BUYER, MERGER SUB, BLOCKER OR BLOCKER MERGER SUB WITH RESPECT TO, AND BUYER WILL NOT BE ENTITLED TO RELY ON:

(a)                                 ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER, MERGER SUB, BLOCKER OR BLOCKER MERGER SUB OR ANY INFORMATION REGARDING FUTURE REVENUES, EXPENSES OR RESULTS OF OPERATIONS OF THE BUSINESS; OR

(b)                                 EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION AND WARRANTY CONTAINED IN THIS ARTICLE III OR ARTICLE IV, ANY OTHER INFORMATION OR DOCUMENTS (FINANCIAL OR OTHERWISE) MADE AVAILABLE TO BUYER, MERGER SUB, BLOCKER OR BLOCKER MERGER SUB OR THEIR COUNSEL, ACCOUNTANTS OR ADVISERS WITH RESPECT TO THE COMPANY OR THE BUSINESS, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND IN ARTICLE IV, SELLERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to Buyer as of the Effective Date and as of the Closing as follows:

Section 4.1                                    Authorization.  Such Seller has the requisite limited liability company or corporate, as applicable, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by such Seller and the consummation of the transactions contemplated hereby have been duly authorized by all required action on the part of such Seller.  This Agreement has been duly executed and delivered by such Seller, and does, when duly executed by all Parties and delivered by such Seller, constitute the valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.2                                    Equity Interests Ownership.  Sellers are the record and beneficial owners of all the Equity Interests.  Collectively, Sellers have, and at the Closing will have, good title to the Equity Interests.  The Equity Interests will be, at the Closing, free and clear of any Liens, other than Permitted Liens.

Section 4.3                                    Consents and Approvals.  Except for applicable requirements of the HSR Act, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and compliance with the terms and conditions hereof do not materially violate or conflict with (a) any provision of the Charter Documents of such Seller, or with any resolution or authorization adopted by the governing body or equity holders of such Seller, (b) any judgment, decree or order of any Governmental Entity to which such Seller is a party or by which such Seller or any of its properties is bound or (c) any Law or arbitration award applicable to such Seller.

Section 4.4                                    Certain Fees.  The Acquired Companies will not be responsible for any Transaction Expenses or any broker, finder, or investment banker fee or commission in connection with this Agreement or the transactions contemplated hereby based on any commitments made by or on behalf of such Seller.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER, MERGER SUB, BLOCKER AND BLOCKER MERGER SUB

Buyer, Merger Sub, Blocker and Blocker Merger Sub hereby represent and warrant to Sellers as of the Effective Date (except as to representations and warranties that are made by or with respect to Merger Sub, Blocker or Blocker Merger Sub, which shall be as of the date hereof) and as of the Closing as follows:

Section 5.1                                    Organization.  Each of Buyer, Merger Sub, Blocker and Blocker Merger Sub is a Delaware limited liability company, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 5.2                                    Authorization.  Each of Buyer, Merger Sub, Blocker and Blocker Merger Sub has the limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by each of Buyer, Merger Sub, Blocker and Blocker Merger Sub and does, when duly executed by all Parties and delivered by each of Buyer, Merger Sub, Blocker and Blocker Merger Sub, constitute the valid and binding agreement of each of Buyer, Merger Sub, Blocker and Blocker Merger Sub, enforceable against each of Buyer, Merger Sub, Blocker and Blocker Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3                                    Consents and Approvals; No Violations.  Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) conflict with or result in any breach of any provision of the Charter Documents of Buyer, Merger Sub, Blocker or Blocker Merger Sub; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (other than the filing of the Company Merger Certificate and the Blocker Merger Certificate); (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer, Merger Sub, Blocker or Blocker Merger

Sub is a party or by which Buyer, Merger Sub, Blocker or Blocker Merger Sub or any of their assets may be bound; or (d) violate any Law, order, injunction or decree applicable to Buyer, Merger Sub, Blocker or Blocker Merger Sub, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer, Merger Sub, Blocker and Blocker Merger Sub to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Sellers.

Section 5.4                                    Litigation.  As of the Effective Date, there is no Action pending or, to the knowledge of Buyer, threatened against Buyer, Merger Sub, Blocker or Blocker Merger Sub, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s, Merger Sub’s, Blocker’s or Blocker Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5                                    Financial Capability.

(a)                         Exhibit 5.5 attached hereto contains, true, complete and correct copies of (i) an executed equity commitment letter, dated as of the Effective Date (the “Equity Commitment Letter”), from Clayton, Dubilier & Rice Fund IX, L.P., a Cayman Islands exempted limited partnership (the “Equity Financing Source”), pursuant to which the Equity Financing Source has committed, subject to the terms and conditions set forth therein, to invest in Buyer the amount set forth therein (the “Equity Financing”), (ii) an executed debt commitment letter, dated as of the Effective Date (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and as amended from time to time after the Effective Date in compliance with Section 6.8, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”) from the lenders party thereto (collectively, the “Committed Lenders”) and the arrangers party thereto, pursuant to which the Committed Lenders have committed, subject to the terms and conditions set forth therein, to provide to Buyer debt financing in the aggregate amount set forth therein (the “Debt Financing and, together with the Equity Financing, the “Financing”) and (iii) the fee letter related to the Debt Commitment Letter, except that the existence and/or amount of fees, flex provisions, pricing terms, pricing caps and other commercially sensitive numbers specified therein have been redacted (such fee letter, the “Fee Letter”).  As of the Effective Date, the Commitment Letters are in full force and effect and have not been amended or modified.  Assuming the accuracy of the representations and warranties set forth in Article III and Article IV (for the avoidance of doubt, giving effect to the last two sentences of Section 2.12), Buyer has no reason to expect as of the Effective Date (x) that any of the conditions to the Financing contained in the Commitment Letters to be satisfied by it or its Affiliates will not be satisfied or (y) that any portion of the Financing will not be available to Buyer on the Closing Date. Assuming the Financing is funded on the Closing Date in accordance with the Commitment Letters, the accuracy of the representations and warranties set forth in Article III and Article IV, the performance by Sellers and their Affiliates of their respective obligations under this Agreement, including the obligations set forth in Section 6.8(d), and the satisfaction of all of the conditions to the obligation of Buyer to consummate the transactions contemplated by this Agreement, the aggregate proceeds of the Financing contemplated by the Commitment Letters will be sufficient to fund all of the amounts required to be paid by Buyer on the Closing Date to consummate the transactions contemplated by this Agreement.

(b)                         Buyer has delivered to Sellers the limited guarantee, dated as of the Effective Date (the “Limited Guarantee”), duly executed by the Equity Financing Source in favor of Sellers with respect to the performance by Buyer of certain payment obligations under this Agreement.  As of the Effective Date, the Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligations of the Equity Financing Source, except as the enforceability thereof may be limited by (x) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting the rights and remedies of creditors generally and (y) general principles of equity (regardless of whether such enforcement is sought in a proceeding at law or in equity).

Section 5.6                                    Solvency.  Buyer is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company.  Assuming (i) that the representations and warranties set forth in Article III and Article IV are true and correct in all material respects (for the avoidance of doubt, giving effect to the last two sentences of Section 2.12), (ii) that Sellers and Buyer have each complied with their respective obligations under this Agreement, (iii) that the most recent financial forecasts for the Business made available to Buyer by Sellers prior to the Effective Date have been prepared in good faith based upon assumptions that were and continue to be reasonable, (iv) the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated by this Agreement and (v) that, immediately prior to the Closing, without giving effect to the Financing, the Business is Solvent, at and immediately after the Closing, and after giving effect to the transactions contemplated hereby (including the Financing, the repayment, redemption, discharge or refinancing of any Indebtedness of the Business and the payment of all fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement or the Financing), Buyer and its subsidiaries on a consolidated basis will be Solvent.

Section 5.7                                    INDEPENDENT REVIEW.  EACH OF BUYER, MERGER SUB, BLOCKER AND BLOCKER MERGER SUB HAS CONDUCTED ITS OWN INDEPENDENT REVIEW AND ANALYSIS OF THE BUSINESS AND ITS CONDITION, CASH FLOW AND PROSPECTS, AND ACKNOWLEDGES THAT IT HAS BEEN PROVIDED ACCESS TO THE PROPERTIES, PREMISES AND RECORDS OF THE BUSINESS FOR THIS PURPOSE, INCLUDING TO CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF THE BUSINESS AND CERTAIN BUSINESS PLAN INFORMATION.  EACH OF BUYER, MERGER SUB, BLOCKER AND BLOCKER MERGER SUB ACKNOWLEDGES THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS, THAT IT IS FAMILIAR WITH SUCH UNCERTAINTIES AND THAT IT IS TAKING FULL RESPONSIBILITY FOR ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS SO FURNISHED TO IT, INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS.  EXCEPT AS SET FORTH IN ARTICLE III OR ARTICLE IV, NONE OF SELLERS, THE ACQUIRED COMPANIES OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EQUITYHOLDERS, MEMBERS, PARTNERS, EMPLOYEES, AFFILIATES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES MAKES OR HAS MADE ANY ORAL OR WRITTEN REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE

ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION SET FORTH IN MANAGEMENT PRESENTATIONS RELATING TO THE ACQUIRED COMPANIES MADE AVAILABLE TO BUYER, ITS AFFILIATES OR ITS REPRESENTATIVES, IN MATERIALS MADE AVAILABLE IN ANY “DATA ROOM” (VIRTUAL OR OTHERWISE), INCLUDING ANY COST ESTIMATES DELIVERED OR MADE AVAILABLE, IN FINANCIAL PROJECTIONS OR OTHER PROJECTIONS, IN PRESENTATIONS BY THE MANAGEMENT OF THE ACQUIRED COMPANIES, IN “BREAK-OUT” DISCUSSIONS, IN RESPONSES TO QUESTIONS SUBMITTED BY OR ON BEHALF OF BUYER, ITS AFFILIATES OR ITS REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN MATERIALS PREPARED BY OR ON BEHALF OF THE ACQUIRED COMPANIES, OR IN ANY OTHER FORM, OR THE PRO-FORMA FINANCIAL INFORMATION, PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS OF EITHER OF THE ACQUIRED COMPANIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, IN EACH CASE IN EXPECTATION OR FURTHERANCE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF BUYER, MERGER SUB, BLOCKER AND BLOCKER MERGER SUB IS KNOWLEDGEABLE ABOUT THE INDUSTRIES IN WHICH THE BUSINESS OPERATES AND IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND IS ABLE TO BEAR THE SUBSTANTIAL ECONOMIC RISK OF SUCH INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.  IN ENTERING INTO THIS AGREEMENT, EACH OF BUYER, MERGER SUB, BLOCKER AND BLOCKER MERGER SUB HAS RELIED EXCLUSIVELY UPON ITS OWN INVESTIGATION AND ANALYSIS AND THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN, AND EACH OF  BUYER, MERGER SUB, BLOCKER AND BLOCKER MERGER SUB:

(a)                                 ACKNOWLEDGES THAT (i) IT HAS HAD THE OPPORTUNITY TO VISIT WITH THE ACQUIRED COMPANIES AND MEET WITH THEIR OFFICERS AND OTHER REPRESENTATIVES TO DISCUSS THE BUSINESS AND ITS CONDITION, CASH FLOW AND PROSPECTS, AND (ii) THE MATERIALS AND INFORMATION REQUESTED BY BUYER HAVE BEEN PROVIDED TO BUYER TO BUYER’S, MERGER SUB’S, BLOCKER’S AND BLOCKER MERGER SUB’S REASONABLE SATISFACTION;

(b)                                 ACKNOWLEDGES THAT IT HAS UNDERTAKEN SUCH DUE DILIGENCE (INCLUDING A REVIEW OF THE ASSETS, LIABILITIES, BOOKS, RECORDS AND CONTRACTS OF THE ACQUIRED COMPANIES AND THE ADDITIONAL TRANSFERRED ASSETS) AS IT DEEMS ADEQUATE;

(c)                                  ACKNOWLEDGES THAT, EXCEPT AS SET FORTH IN ARTICLE III AND ARTICLE IV, NONE OF SELLERS, THE ACQUIRED COMPANIES NOR ANY OF THEIR RESPECTIVE PARTNERS, DIRECTORS, OFFICERS, EMPLOYEES, AFFILIATES, AGENTS OR REPRESENTATIVES MAKES, AND THAT IT HAS NOT RELIED ON, ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ITS AGENTS OR REPRESENTATIVES PRIOR TO THE EXECUTION OF THIS AGREEMENT;

(d)                                 AGREES, TO THE FULLEST EXTENT PERMITTED BY LAW, THAT, EXCEPT AS SET FORTH IN ARTICLE III OR ARTICLE IV, NONE OF SELLERS, THE ACQUIRED COMPANIES NOR ANY OF THEIR RESPECTIVE PARTNERS, MANAGERS, DIRECTORS, OFFICERS, EMPLOYEES, AFFILIATES, AGENTS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY OR RESPONSIBILITY WHATSOEVER TO BUYER, MERGER SUB, BLOCKER OR BLOCKER MERGER SUB ON ANY BASIS (INCLUDING IN CONTRACT OR TORT, UNDER FEDERAL OR STATE SECURITIES LAWS OR OTHERWISE) BASED UPON ANY INFORMATION PROVIDED OR MADE AVAILABLE, OR STATEMENTS MADE, TO BUYER, MERGER SUB, BLOCKER OR BLOCKER MERGER SUB PRIOR TO THE EXECUTION OF THIS AGREEMENT, OR ANY ERRORS THEREIN OR OMISSIONS THEREFROM;

(e)                                  ACKNOWLEDGES THAT, NONE OF SELLERS, THE ACQUIRED COMPANIES NOR ANY OF THEIR RESPECTIVE PARTNERS, DIRECTORS, OFFICERS, EMPLOYEES, AFFILIATES, AGENTS OR REPRESENTATIVES MAKES, HAS MADE OR SHALL BE DEEMED TO HAVE MADE, AND THAT IT HAS NOT RELIED ON, ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT, EXPRESS OR IMPLIED, WITH RESPECT TO THE ACQUIRED COMPANIES OR THE BUSINESS, OTHER THAN THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF SELLERS THAT ARE EXPRESSLY SET FORTH IN THIS AGREEMENT; AND

(f)                                   ACKNOWLEDGES THAT NONE OF THE REPRESENTATIONS AND WARRANTIES PROVIDED BY SELLERS IN THIS AGREEMENT WILL BE DEEMED TO HAVE BEEN BREACHED, AND NO CONDITION SET FORTH IN ARTICLE VII WILL BE DEEMED TO HAVE FAILED, SOLELY AS A RESULT OF ANY CHANGES IN APPLICABLE LAWS.

Section 5.8                                    Purchase for Investment.

(a)                                 Each of Buyer and Blocker is acquiring the Equity Interests, as applicable, solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof.  Each of Buyer and Blocker understand that the Equity Interests have not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption from registration is available.

(b)                                 Each of Buyer and Blocker is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Section 5.9                                    Certain Fees.  Except as set forth on Schedule 5.9, neither Buyer, Merger Sub, Blocker nor Blocker Merger Sub has employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

Section 6.1                                    Conduct of the Business.  Sellers agree that, during the period from the Effective Date to the Closing, except as otherwise contemplated by this Agreement or Exhibit 6.1 hereto, or as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers (i) shall, and shall cause their Affiliates (including the Acquired Companies) to, use commercially reasonable best efforts to operate and carry on the Business in the ordinary course as operated immediately prior to the Effective Date and (ii) shall cause each of HD Waterworks Inc. and the Company (and their Affiliates with respect to the Additional Transferred Assets) to:

(a)                                 not amend its Charter Documents;

(b)                                 not authorize for issuance, issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver any of its equity interests or shares of its capital stock, or issue any securities convertible into, exchangeable for or representing a right to purchase or receive, or enter into any contract with respect to the issuance of, its equity interests or shares of its capital stock;

(c)                                  not (i) split, combine or reclassify any of its equity interests or shares of its capital stock; (ii) declare, set aside or pay any equity dividend or other equity distribution in respect of its capital stock, provided that each of HD Waterworks Inc. and the Company may pay cash dividends in respect of its equity interests or capital stock that are completed prior to the Closing Date; or (iii) redeem or otherwise acquire any of its securities;

(d)                                 not (i) incur any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person or (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than (A) to or in HD Waterworks Inc. or the Company and (B) employee advances for travel and other business expenses in the Ordinary Course;

(e)                                  use reasonable best efforts to conduct its business substantially in the Ordinary Course;

(f)                                   not acquire, sell or dispose of any Owned Real Property, material asset, material Additional Transferred Asset or equity interests, except for distributions of cash permitted by Section 6.1(c) and dispositions of inventory in the Ordinary Course;

(g)                                  not mortgage, pledge or subject to any material Lien or security interest (other than Permitted Liens) any material asset of the Business or any material Additional Transferred Asset, except in the Ordinary Course;

(h)                                 except as required by applicable Law, as set forth in Exhibit 6.1, or as provided under the existing terms of any Company Benefit Plan in effect on the Effective Date, (x) not enter into, amend or modify any Company Benefit Plan or any employment, bonus, severance or retirement contract covering any Employee, or (y) other than in the Ordinary Course, increase any salary or other form of base wages or other base compensation for services or employee benefits payable or to become payable to any Employee, except for (i) payments under those Contracts and arrangements disclosed in the Schedules, (ii) changes to employee benefits in the Ordinary Course that are applicable to similarly situated employees of Sellers including the Employees, (iii) monthly, quarterly, or annual, market-based, promotion-related or merit-based salary increases in the Ordinary Course, and (iv) immaterial increases resulting from changes to welfare benefit programs made in the Ordinary Course;

(i)                                     other than to fill a vacancy set forth in Exhibit 6.1 or to fill vacancies after the Effective Date in the Ordinary Course, (A) hire any employee who will be an Employee earning compensation in excess of $150,000 or any executive officer of the Business, (B) transfer the employment of any employee of Sellers or their Affiliates who is not an Employee to a role that causes him or her to be an Employee, or (C) transfer the employment of any Employee to another role with Sellers or any of its Affiliates such that he or she ceases to be an Employee;

(j)                                    other than in the Ordinary Course, not cancel or terminate any Business Contract or Lease, or enter into any material lease, sublease or any other occupancy agreement, or any option, right of first offer, right of first refusal or other rights in favor of any Person to purchase or otherwise acquire all or any portion of any real property, in each case, except in connection with the renewal or the expiration in the Ordinary Course of any Business Contract or Lease;

(k)                                 not change in any respect any of the accounting methods used by the Acquired Companies or the Business unless required by GAAP or applicable Law;

(l)                                     maintain existing occurrence-based insurance policies with respect to the Business or other comparable insurance covering the Business, excepting changes to insurance policies in the Ordinary Course, and not allow any cancellations, material defaults or material breach of such insurance policies to occur, other than renewals or cancellations in the Ordinary Course;

(m)                             not make, amend or revoke any material Tax election (including an election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 or any comparable state or local election), not change an annual Tax accounting period, not adopt or change any method of Tax accounting; not amend any material Tax Returns or file any claims for material tax refunds, not enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(n)                                 not (i) waive, settle or satisfy any material claim (which shall include, but not be limited to any pending or threatened material Action) or (ii) enter into any settlement agreement that would require the require the Acquired Companies to admit fault or subject to Acquired Companies to any restriction or condition that would adversely affect the Business in more than an immaterial way; and

(o)                                 not agree in writing, or otherwise, to take any action described in this Section 6.1.

Section 6.2                                    Access to Information.

(a)                                 Subject to Section 6.16 and the restrictions of any applicable Law or contractual undertaking (provided that Sellers shall use commercially reasonable efforts to avoid such restrictions and provide the requested information or access to the extent permitted by such restrictions as determined in good faith solely by Sellers), between the Effective Date and the Closing, Sellers shall cause the officers of the Company to furnish Buyer with such financial and operations data and other information with respect to the Business as Buyer may reasonably request; provided, however, that no such request shall interfere unreasonably with the operations of the Business; and provided, further, that Sellers will not be required to furnish (i) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, or (ii) any document or information, the disclosure of which could reasonably be expected, upon the advice of counsel, to result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege (provided that Sellers shall use commercially reasonable efforts to provide such document or information in an alternative or redacted format, as appropriate, that would not reasonably be expected to result in such loss or waiver).  Further, Buyer and its counsel, environmental consultants, investment bankers, financial sources, lenders and other representatives will not, prior to the Closing, conduct any environmental assessments, studies, investigations or monitoring pertaining to Environmental Laws or Hazardous Substances and relating to the Owned Real Property or the Leased Real Property, including any Phase I environmental site assessment, Phase II environmental site assessment, or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment.

(b)                                 All information furnished or provided by any Seller, the Company, or any of their respective Affiliates or representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement.

(c)                                  Following the Closing, Buyer agrees to make personnel of Buyer or its Affiliates available to Sellers to the extent such access is reasonably necessary for Sellers to comply with the terms of this Agreement or any applicable Law; provided, that such access to personnel shall not interfere unreasonably with the operations of the Business.

Section 6.3                                    Consents.

(a)                                 The Parties shall cooperate and use their reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the transactions contemplated by this Agreement.

(b)                                 Each of Sellers and Buyer will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby.  Without limiting the generality of the foregoing, each of

Sellers and Buyer will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and will promptly (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request.  In addition, each of Sellers and Buyer will keep the other apprised of the status of any such inquiry or request.

(c)                                  Neither Buyer nor Sellers shall, and each shall cause their respective Affiliates not to, take any action that would reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings.

(d)                                 Buyer shall cooperate in good faith with all Governmental Entities and, notwithstanding anything to the contrary in this Agreement, shall undertake promptly any and all actions required to complete lawfully the transactions contemplated by this Agreement, including proffering and consenting to a governmental order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, whether assets or lines of business of the Business or of any other assets or lines of business of Buyer or any of its Affiliates in order to remedy any concerns that any Governmental Entity may have, or proffering and consenting to any other restriction, prohibition or limitation on any of the Additional Transferred Assets or assets of HD Waterworks Inc. or the Company, Buyer or any of Buyer’s Affiliates, in order to remedy any such concerns.  The entry by any Governmental Entity in any legal proceeding of a governmental order permitting the consummation of the transactions contemplated hereby but which is subject to certain conditions or requires Buyer or any of its Affiliates to take any action, including any restructuring of the Additional Transferred Assets or assets of HD Waterworks Inc. or the Company or lines of business of Buyer or any of its Affiliates or any changes to the existing business of Buyer or any of its Affiliates, shall not be deemed a failure to satisfy any of the conditions specified in Article VII.

Section 6.4                                    Reasonable Best Efforts.  The Parties shall each use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the Effective Date.  Each Party further covenants and agrees, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use its reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 6.5                                    Public Announcements.  Except as otherwise agreed to by the Parties, the Parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated hereby without the other Party’s consent (not to be unreasonably withheld, conditioned or delayed), except, as in the reasonable judgment of a Party, may be required by Law or by the rules of a national securities exchange, and in any event a Party shall use its reasonable best efforts to consult with the other Party a reasonable time in advance of such required disclosure.

Section 6.6                                    Tax Matters.

(a)                                 Tax Sharing Agreements.  Any Tax sharing, Tax indemnity or other similar agreement between an Acquired Company, on the one hand, and any Seller (or any Affiliate of any Seller other than an Acquired Company), on the other hand, shall be terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).  Sellers shall also terminate, or cause to be terminated, all other Tax sharing, Tax indemnity or other similar agreements to which any Acquired Company is a party such that, as of the Closing, no Acquired Company will have any further obligations to any Person under any such Tax agreements.

(b)                                 Responsibility for Filing Income Tax Returns for Periods Ending on or Before the Closing Date, Including Short Tax Years.

(i)                                     The Parties acknowledge and agree that (A) the Company will be considered as terminated pursuant to Section 708(b)(1)(B) of the Code as a result of the transactions contemplated by this Agreement and will be required to file a final partnership Tax Return for the short taxable year ending on the Closing Date, and (B) pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii), HD Waterworks Inc. will have a short taxable year ending on the Closing Date.

(ii)                                  From the Effective Date, Sellers shall be responsible for preparing and filing (A) all Tax Returns that include HD Waterworks Inc. and that are required to be filed on a consolidated, combined or unitary basis with any Seller or any Affiliate of Sellers for all taxable periods ending on or prior to the Closing Date, (B) all other income Tax Returns of HD Waterworks Inc. and all income Tax Returns of the Company for the taxable periods of HD Waterworks Inc. or the Company, as applicable, ending on or prior to the Closing Date, including any short Tax year ending on the Closing Date and (C) all other Tax Returns required to be filed by or with respect to any Acquired Company that are required to be filed on or prior to the Closing Date; provided, that, in each case, any such Tax Returns shall be prepared and filed in a manner consistent with most recent past practice.

(iii)                               Section 754 Election.  Notwithstanding anything to the contrary contained in this Agreement, the Parties shall cause the Company to make an election under Section 754 of the Code (and any similar election under any provision of any other Tax Law) for the taxable period that ends on the Closing Date unless such an election is already in effect with respect to the Company.

(iv)                              Consolidated Return Elections.  Sellers shall make or cause to be made (and shall refrain from making or causing to be made, as applicable) Tax elections (including on a protective basis) so that HD Waterworks Inc. shall suffer no reduction in tax basis or other attributes pursuant to Treasury Regulations Section 1.1502-36.  Sellers shall cause the consolidated federal income Tax Return filed by HD Supply Holdings, Inc. for the taxable period that includes the Closing Date to be filed in accordance with Treasury Regulations Section 1.1502-76(b)(2)(i) (determined using the closing of the books method), with no election under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D) and no application of Treasury Regulations Section 1.1502-76(b)(2)(iii).

(c)                                  Post-Closing Transactions.  Buyer agrees to indemnify Sellers and their Affiliates for any additional Tax owed by Sellers and their Affiliates resulting from (i) any transaction engaged in by HD Waterworks Inc. or the Company not in the Ordinary Course on the Closing Date after Buyer’s purchase of the Equity Interests, unless such transaction was initiated by Sellers prior to the Closing, is at the request of Sellers or is otherwise contemplated by this Agreement, or (ii) any election under Section 338 of the Code (or any corresponding provision of state or local Tax Law) with  respect to the transactions contemplated by this Agreement, and shall make any such indemnification payment within fifteen (15) days following delivery by Sellers to Buyer of notice of indemnification required by this Section 6.6(c).  Sellers shall provide documentation explaining in reasonable detail the calculation and rationale for any claim to Buyer stating that such additional Taxes are due or that payment by any Sellers or their Affiliates of such additional Taxes has been made. The procedures provided in Section 6.6(e) relating to reviewing, disputing, negotiating and resolving claims shall apply to any claim made under this Section 6.6(c).

(d)                                 Responsibility for Filing Other Tax Returns.  Except for the Tax Returns described in Section 6.6(b), Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of HD Waterworks Inc. and the Company that are required to be filed after the Closing Date.  Sellers shall indemnify Buyer and the Acquired Companies for (i) Taxes owed by either Acquired Company or with respect to any Additional Transferred Assets for all taxable periods ending on or before the Closing Date (together with any interest, penalty or additions to Tax accruing after the Closing Date on any such Taxes and including any such Taxes, interest, penalties or additions to Tax assessed in connection with a Tax Proceeding in respect of such taxable periods), and (ii) Taxes of any Person arising under Treasury Regulations Section 1.1502-6 or comparable provisions of U.S. state or local or non-U.S. Tax Law by reason of any Acquired Company having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing, except in each case to the extent such Taxes were reflected as a liability on the Purchase Price Adjustment Schedule.  The procedures provided in Section 6.6(e) relating to reviewing, disputing, negotiating and resolving claims shall apply to any claim made under this Section 6.6(d). For purposes of this Section 6.6(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax that relates to the portion of such Taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (y) in the case of any Tax based upon or related to income or receipts (including income Taxes and sales and use Taxes), be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date.  Any credits or estimated Tax payments relating to a Straddle Period shall be taken into account as though the relevant Taxable period ended on the Closing Date.

(e)                                  Review Rights.  With respect to any Tax Return required to be prepared and filed by Sellers pursuant to Section 6.6(b)(ii)(B) or (C), or to be prepared and filed by Buyer pursuant to Section 6.6(d) for any Taxable period (or portion thereof) ending on or prior to the Closing Date, including any Straddle Period, the party preparing such Tax Return shall provide the other Party with copies of such Tax Return, along with all schedules, statements, workpapers and supporting documentation (the “Supporting Documentation”) promptly after the preparing Party has prepared such Tax Return and Supporting Documentation.  The non-preparing Party shall have the right to review any such Tax Return and Supporting Documentation; provided, that the preparing Party shall not be required to request an extension of time for the filing of such Tax Return and the preparing Party shall have the right to file such Tax Return even if the non-preparing Party has not completed its review of such Tax Return and Supporting Documentation or has objected to any such Tax Return; and provided, further, that the non-preparing Party shall not be required to reimburse the preparing Party for any Taxes paid by the preparing Party and for which the non-preparing Party is responsible under this Section 6.6 with respect to such Tax Return, if any, until the non-preparing Party has had an opportunity to review such Tax Return and Supporting Documentation.  If the non-preparing Party disputes any item(s) shown on any such Tax Return, the non-preparing Party shall notify the preparing Party within ten (10) Business Days after receiving such Tax Return and the Supporting Documentation.  The Parties shall negotiate in good faith and use reasonable best efforts to resolve any disputed items.  If such Parties are unable to resolve any disputed items within thirty (30) days after the receipt by the non-preparing Party of the Tax Return filed or proposed to be filed, such dispute shall be resolved by the Independent Accountant, which shall resolve any issue in dispute as promptly as practicable.  If any disputed issue has not been resolved prior to the date the preparing Party files the Tax Return in question, the preparing Party shall be reimbursed by the non-preparing Party the amount of Taxes for which the non-preparing Party is responsible, if any, that are not in dispute with respect to such Tax Return.  Upon resolution of any dispute by Sellers and Buyer or by the Independent Accountant’s delivery of its determination to Buyer and Sellers, the Parties shall make appropriate reconciling payments to each other in order to reflect the resolution by Sellers and Buyer or the Independent Accountant’s determination, as the case may be.  The determination by the Independent Accountant shall be final, conclusive and binding on the Parties.  The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Sellers.  For the avoidance of doubt, Sellers shall not be required to provide to Buyer any Tax Return described in Section 6.6(b)(ii)(A) or any Supporting Documentation with respect to any such Tax Return.

(f)                                   Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other similar Taxes (including any penalties and interest) imposed on the transfer of the Equity Interests or the Additional Transferred Assets to Buyer shall be paid by Buyer when due, and Buyer will, at its own expense, file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes, and, if required by applicable Law, Sellers will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation, provided that Sellers shall be given the opportunity to review and comment on any such Tax Return or other documentation before joining in the execution thereof, provided, further that if the amount of such Taxes paid by Buyer exceeds $200,000, Sellers shall reimburse Buyer in an amount equal to 50% of the excess of such Taxes over $200,000.

(g)                                  Refunds and Tax Benefits.  Any Tax refunds that are actually received by Buyer or an Acquired Company, and any amounts credited against Taxes attributable to Tax periods or portions thereof beginning after the Closing Date to which Buyer or an Acquired Company becomes entitled (including any interest paid or credited with respect thereto), that relate to Tax periods or portions thereof ending on or before the Closing Date and to the extent not reflected as an asset on the Purchase Price Adjustment Schedule shall be for the account of Sellers, and Buyer shall pay over to Sellers an amount equal to such refund actually received or amount of any such credit (less out-of-pocket expenses incurred in connection with obtaining such refund or credit and less any Taxes incurred in connection with the receipt of such refund or credit) within fifteen (15) days after receipt or realization thereof.  Any such refunds or credits relating to any Straddle Period shall be equitably apportioned between Buyer and Sellers in accordance with Section 6.6(d).  For the avoidance of doubt, all other refunds and credits in respect of Taxes received by an Acquired Company following the Closing (whether relating to the portion of the Straddle Period beginning after the Closing Date or otherwise) shall be for the account of Buyer.

(h)                                 Amendments to Returns; Refund Claims.  Following the Closing, Buyer shall not amend any Tax Return for HD Waterworks Inc. or the Company for a Tax period ending on or before the Closing Date without the consent of Sellers, which shall not be unreasonably withheld, conditioned or delayed.  For the avoidance of doubt, Buyer shall not be permitted to file, refile or amend any Tax Return that is described in Section 6.6(b)(ii)(A).  Upon written request of Sellers, Buyer shall, at Sellers’ expense, use commercially reasonable efforts to cause the relevant entity to file for, and obtain and expedite the receipt of, any refund that is for the account of Sellers under Section 6.6(g).

(i)                                     Tax Cooperation.  Buyer and Sellers will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns relating to the operations of HD Waterworks Inc. and the Company and any audit, litigation or other proceeding with respect to Taxes.  Cooperation includes (i) the retention and (on the other Party’s request) the provision of records and information that are reasonably relevant to the filing of any Tax Returns and any audit, litigation or other proceeding and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.  Each of Sellers and Buyer agrees (A) to retain all books and records of HD Waterworks Inc. and the Company with respect to Tax matters pertinent to HD Waterworks Inc. or the Company, as applicable, relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective taxable periods, (B) to abide by all record retention agreements entered into with any Governmental Entity, and (C) to give the other Party reasonable written notice before transferring, destroying or discarding any books and records and, if the other Party so requests, allow such other Party to take possession of the books and records.

(j)                                    Tax Contests.  If any Party (or its Affiliates) receives any written communication from any taxing authority regarding any audit, examination or other proceeding (a “Tax Proceeding”) with respect to any Tax Return described in Section 6.6(b)(ii)(B), Section 6.6(b)(ii)(C), Section 6.6(d) (or, in each case, any Taxes relating thereto), such Party shall promptly notify the other Party (or Parties, as the case may be) of its receipt of such communication.  Sellers shall have the right to control any such Tax Proceeding to the extent relating to a taxable period ending on or prior to the Closing Date.  Buyer shall have the right to control all other Tax Proceedings.  In either case, the party controlling such Tax Proceeding shall (i) notify the other Party of significant developments with respect to such Tax Proceeding and keep the other Party reasonably informed and consult with the other Party as to any issue that could adversely affect such other Party, (ii) give to the other Party a copy of any Tax adjustment proposed in writing with respect to such Tax Proceeding and copies of any other written correspondence with the relevant taxing authority relating to such Tax Proceeding, (iii) not settle or compromise any issue without the consent of such other Party, which consent shall not be unreasonably withheld and (iv) otherwise permit the other Party to participate in all aspects of such Tax audit, examination or proceeding, at such other Party’s own expense.

(k)                                 Purchase Price Adjustment. Any amount paid pursuant to this Section 6.6 shall be treated as an adjustment to the Closing Purchase Price for U.S. federal income Tax purposes to the extent permitted by applicable Law.

Section 6.7                                    Preservation of Records.  Except as otherwise provided in this Agreement, each Party agrees that it shall, and it shall cause its Affiliates (including the Acquired Companies) to, (a) preserve and keep the records (including all Tax and accounting records) of the Business in its possession for a period of seven (7) years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (b) make such records available to the other Party as may be reasonably required by the other Party.  If a Party or its Affiliates wish to destroy such records after the time specified above, such Party shall first give sixty (60) days’ prior written notice to the other Party, and the other Party shall have the right at their option and expense, upon prior written notice given that sixty (60) day period, to take possession of the records within ninety (90) days after the date such Party’s receipt of notice.

Section 6.8                                    Financing.

(a)                                 Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Financing on a timely basis (taking into account the anticipated timing of the Marketing Period) on terms and conditions no less favorable to Buyer than those contained in the Commitment Letters (including any “market flex” provisions that are contained in the Fee Letter), including using its reasonable best efforts to (i) maintain in effect the Commitment Letters (subject to the right of Buyer to replace, restate, supplement, modify, assign, substitute or amend the Commitment Letters in accordance herewith), (ii) enter into definitive agreements with respect to the Debt Commitment Letter (such definitive agreements being referred to as the “Debt Financing Agreements”) on terms and conditions no less favorable to Buyer than those contained in the Debt Commitment Letter and the Fee Letter (including any such “market flex” provisions contained in the Fee Letter) and with no conditions to the funding of the Debt Financing Agreements other than those contained in the Commitment Letters delivered on the Effective Date and attached as Exhibit 5.5, (iii) satisfy, and use reasonable best efforts to cause the Debt Financing Sources to satisfy, on a timely basis (taking into account the anticipated timing of the Marketing Period) or obtain the waiver of all conditions applicable to Buyer contained in the Commitment Letters (or any definitive agreements related thereto), (iv) consummate the Financing contemplated by the Commitment

Letters and the Fee Letter substantially concurrently with the Closing and (v) enforce its rights under the Commitment Letters or the Debt Financing Agreements (including through litigation diligently pursued in good faith).  Buyer shall keep Sellers informed upon request on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing.  Buyer shall give Sellers prompt notice upon having knowledge of any breach by any party of any of the Commitment Letters or any termination of any of the Commitment Letters.  Buyer shall provide Sellers with any material notices from the Debt Financing Sources relating to the availability of the Debt Financing at the Closing.

(b)                                 Other than as set forth in Section 6.8(c), Buyer shall not, without the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed), permit any material amendment or modification to be made to, or any material waiver of any provision or remedy under, the Commitment Letters (it being understood that the exercise of any “market flex” provisions contained in the Fee Letter shall be deemed not to be an amendment, modification or waiver) to the extent such amendment, modification or waiver would (i) impose new or additional conditions to the receipt of the Financing, or otherwise amend or modify any of the conditions, to the receipt of the Financing in a manner that would reasonably be expected to prevent or materially impair or delay the Closing or (ii) reduce the aggregate amount of the Financing such that Buyer would not or does not have sufficient cash proceeds to permit Buyer to pay the Closing Purchase Price and all other amounts required to be paid by Buyer on the Closing Date under this Agreement; provided that Buyer may amend, supplement or modify the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) so long as such addition or replacement would not affect the availability of the total Debt Financing on the Closing Date; provided further that Buyer shall notify Sellers in writing of any amendment, supplement or other modification of, or waiver of any provision or remedy under, the Commitment Letters not otherwise prohibited by the foregoing clause (i) or (ii), promptly, and in any event within two (2) Business Days, after the time such amendment, supplement, modification or waiver is agreed.  Upon any such amendment, supplement or other modification of, or waiver under, the Equity Commitment Letter or Debt Commitment Letter in accordance with this Section 6.8(b), the term “Equity Commitment Letter” or “Debt Commitment Letter”, as applicable thereto, shall mean such Commitment Letter as so amended, supplemented, modified or waived.

(c)                                  If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions that are contained in the Fee Letter) set forth in the Debt Commitment Letter and the Fee Letter (other than as a result of Sellers’ material breach of any provision of this Agreement, or failure to satisfy the conditions set forth in Article VII), Buyer shall (x) promptly, and in any event within two (2) Business Days, notify Sellers of such unavailability and (y) promptly use its reasonable best efforts to arrange and obtain alternative financing for any such portion of the Debt Financing from the same or alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof (the “Alternative Financing”); provided that Buyer shall not be required to arrange or obtain any Alternative Financing having terms and conditions less favorable to Buyer in any material respect (as reasonably determined by Buyer) than the terms and conditions (including “market flex” provisions) contained in the Debt Commitment Letter and the Fee Letter.  In the event Buyer enters into any Alternative Financing, (i) any reference in this

Agreement to the “Debt Commitment Letter” shall be deemed to include the commitment letter with respect to such Alternative Financing, (ii) any reference in this Agreement to the “Debt Financing” shall be deemed to include such Alternative Financing (and consequently the term “Financing” shall be deemed to include the Equity Financing and the Alternative Financing), (iii) any reference in this Agreement to the “Committed Lenders” shall be deemed to include the persons committing to provide such Alternative Financing and (iv) any reference in this Agreement to the “Debt Financing Sources” shall be deemed to include the persons providing or arranging such Alternative Financing; provided further that Buyer shall deliver to Sellers complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any Alternative Financing shall be made available to Buyer promptly, and in any event within two (2) Business Day, after the time such amendments, supplements, other modifications or agreements are agreed (provided, that the existence and/or amount of fees, flex provisions, pricing terms, pricing caps and other commercially sensitive numbers specified in any fee letter may be redacted).

(d)                                 Prior to the Closing, Sellers shall, and shall cause their Affiliates (including the Acquired Companies) to, and shall use their reasonable best efforts to cause any of their respective personnel and Representatives (including legal and accounting representatives) to, use their reasonable best efforts to cooperate with Buyer as necessary in connection with the arrangement and obtaining of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing as may be reasonably requested by Buyer and is customary for financing of such type (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Sellers or any of their Affiliates (including the Acquired Companies)), including:

(i)                                     (A) furnishing Buyer and the Debt Financing Sources as promptly as practicable with (x) the Audited Financial Statements, accompanied by the audit reports thereon of PricewaterhouseCoopers and (y) unaudited combined balance sheets and related statements of income and cash flow of the Business prepared in accordance with GAAP for any subsequent interim period ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto (the “Interim Financial Statements”), in the case of each of clauses (x) and (y), prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3.03(e), 3-09, 3-10 and 3-16 of Regulation S-X), (B) furnishing Buyer and the Debt Financing Sources as promptly as practicable with all other financial information reasonably necessary to allow Buyer to prepare pro forma financial statements (including for the most recent four fiscal quarter period ended at least 45 days prior to the Closing Date) prepared in accordance with GAAP, which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements pursuant to Rule 144A promulgated under the Securities Act, financial data, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Business) regarding the Business of the type that would be required by Regulation S-X (including Item 3-05 thereof, but excluding Rules 3.03(e), 3-09, 3-10 and 3-16 of Regulation S-X) and Regulation S-K (other than Item 402 of Regulation S-K) for a registered public offering of non-convertible debt securities of Buyer, in each case to the extent the same is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Business (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort) with respect to the financial information of the Business to be included in such offering memorandum and which, with respect to the Interim Financial Statements, shall have been reviewed by the independent auditors of the Business as provided in AU 722 and (C) using reasonable best efforts to cause the auditors of the Business to furnish consents for use of their unqualified audit reports in any materials relating to the Debt Financing or any high yield bonds being issued in lieu of all or a portion of the Debt Financing (the authorization letters referred to in clause (v) below, the draft comfort letters referred to in clause (vii) below and all information specified in this clause (i), the “Required Information”); provided that, for the avoidance of doubt, such Required Information shall not include, the preparation of pro forma financial information by the Sellers and their Affiliates; provided, further, that the Sellers and their Affiliates shall not be required to provide any audited, unaudited or other financial statements except the Audited Financial Statements and the Interim Financial Statements;

(ii)                                  causing the Acquired Companies’ management teams, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to assist in preparation for and participate a reasonable number of management and other meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Debt Financing), lender presentations, due diligence sessions, drafting sessions, road shows or rating agency presentations in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing;

(iii)                               assisting Buyer and the Debt Financing Sources with the preparation of materials for customary offering memoranda, confidential information memoranda, lender presentations, high-yield roadshow presentations or memoranda, private placement memoranda, bridge teasers, syndication memoranda, bank information memoranda and similar documents and rating agency presentations required in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, including (x) records, data or other information reasonably necessary to (1) support any statistical information or claims relating to the Business appearing in the aforementioned materials and (2) allow Buyer to prepare any financial projections which are conditions to the availability of the Debt Financing and (y) rating agency presentations;

(iv)                              taking reasonable steps to facilitate the granting of guarantees and the pledging, granting of security interests in, and otherwise granting of liens on, the assets of the Business which are conditions to the availability of the Debt Financing pursuant to customary guarantee, pledge and security agreements to be effective from and after the Closing;

(v)                                 providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations) which shall be reasonably acceptable to Sellers in all respects;

(vi)                              disclosing certain information (by filing a Form 8-K with the U.S. Securities and Exchange Commission) identified by Sellers or Buyer relating to the Business for purposes of permitting such information to be included in marketing materials or memoranda for the Debt Financing (or any high yield bonds being issued in lieu of all or a portion of the Debt Financing) to be provided to potential investors who do not wish to receive material non-public information with respect to Sellers and their subsidiaries or the Business in the sole discretion of Sellers in consultation with Buyer;

(vii)                           using reasonable best efforts to cause PricewaterhouseCoopers to furnish to Buyer and the Debt Financing Sources promptly with drafts of customary comfort letters that the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) are prepared to deliver upon “pricing” of any high-yield bonds being issued in lieu of all or a portion of the Debt Financing and to cause PricewaterhouseCoopers to deliver such comfort letters upon the “pricing” of any such high-yield bonds;

(viii)                        promptly, and in any event no later than three Business Days prior to the Closing, providing all documentation and information that any lender, provider or arranger of any Debt Financing or trustee for the high-yield bonds has reasonably requested at least twelve Business Days prior to the Closing Date in connection with such Debt Financing or high-yield bonds under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(ix)                              executing and delivering the Debt Financing Agreements and any other credit agreements, indentures, notes, guarantees, pledge and security documents, including blocked account and control arrangements, hedging arrangements, other definitive financing documents and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Buyer or the Debt Financing Sources (including delivery of a certificate of the chief financial officer or treasurer (or other comparable officer) of the Business substantially in the form attached as Annex I to Exhibit E to the Debt Commitment Letter certifying the solvency, after giving effect to the transactions contemplated hereby, of the Business on a consolidated basis) in each case to the extent such documents are required to be delivered in connection with the authorization of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing and the Debt Financing Agreements and the execution and delivery of the Debt Financing Agreements in anticipation of the Closing;

(x)                                 cooperating with Buyer and Buyer’s efforts to obtain corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements,  legal opinions, surveys and title insurance (including providing reasonable access to

Buyer and its representatives to all owned or leased real property) as reasonably requested by Buyer;

(xi)                              taking all actions reasonably necessary to (x) permit the Debt Financing Sources to evaluate and obtain access to the Business’s current assets, properties, rights, inventory, cash management and accounting systems, and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys) in each case in connection with their customary pre-closing due diligence and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such agreements and arrangements will only be effective upon the Closing to the extent such agreements are conditions to the availability of the Financing on the Closing Date; and

(xii)                           furnishing Buyer and the Debt Financing Sources all existing field examinations, collateral audits and asset appraisals and surveys of the Business, and assisting in the preparation of the “borrowing base certificate” required to be delivered pursuant to clause (c) of the paragraph titled “Conditions Precedent to Initial Extensions of Credit” in Exhibit C to the Debt Commitment Letter;

provided, that (A) neither Sellers nor any of their Affiliates shall be required to pay any commitment or other similar fee or incur any cost or expense in connection with complying with this Section 6.8 in connection with the Financing that is not subject to the expense reimbursement provision contained in clause (g) below, (B) the effectiveness of any documentation executed by Sellers, the Acquired Companies or any of their Subsidiaries with respect to the Financing (except (1) the authorization letters set forth in clause (v) above, (2) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in clause (vii) above and (3) any certificate of the chief financial officer of the Company reasonably requested by Buyer’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver) shall be subject to the consummation of the Closing, and (C) neither the Sellers nor any of their Affiliates or respective Representatives shall be required to incur any liability under any indenture, credit agreement or related document or any other agreement or document related to the Financing or any Alternative Financing (except that the Acquired Companies may incur such liabilities to the extent effective only upon and after the Closing).

(e)                                  Sellers shall, and shall cause the Acquired Companies to, supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the Knowledge of Sellers, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(f)                                   Sellers hereby consent to the reasonable use prior to the Closing of all of their and the Business’ logos, names and trademarks in connection with the syndication of the Debt Financing; provided that such logos, names and trademarks shall be used solely in a manner that is not intended or reasonably likely to harm or disparage Sellers or the Business, or their respective reputation or goodwill.

(g)                                  Buyer shall (i) promptly, upon reasonable request by Sellers, reimburse Sellers and their Affiliates for all reasonable and documented out-of-pocket fees, costs and expenses  incurred by Sellers and their Affiliates (including the Acquired Companies) in connection with the cooperation and assistance contemplated by this Section 6.8 (including, to the extent incurred at the request or consent of Buyer, reasonable legal fees), and (ii) indemnify and hold harmless Sellers and their Affiliates (including the Acquired Companies), and their respective pre-Closing directors, officers, employees, partners, agents and representatives, from and against any and all losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, except to the extent that any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Sellers or any of their Affiliates (including the Acquired Companies), or any of their respective pre-Closing directors, officers, employees, agents and representatives, as applicable.

Section 6.9                                    Employees; Employee Benefits.

(a)                                 Not less than five (5) Business Days prior to the Closing, Sellers shall (i) update Exhibit 3.18 to reflect any changes that have occurred after the Effective Date (in compliance with Section 6.1) and (ii) deliver such updated Exhibit to Buyer.  Except as otherwise provided in the last sentence of this Section 6.9(a), as soon as practicable following the Effective Date, but in any event, not less than fourteen (14) days prior to the Closing Date (or, if later, within thirty (30) days of the date Exhibit 3.18 is updated pursuant to clause (i) of the preceding sentence, but not later than five (5) days prior to the Closing Date), Buyer shall make an offer of employment commencing as of the Closing Date to each employee set forth in Exhibit 3.18(c) and to each other individual listed on Exhibit 6.9(a)-1 (collectively, “Employees”), whether salaried or hourly (including any such Employee who is absent due to vacation, holiday, illness or other approved leave of absence), in the same initial job or position and same initial location as in effect immediately prior to the Closing Date, and (i) at an initial salary or wage level and target bonus opportunity at least equal to the salary or wage level and target bonus opportunity to which such Employees were entitled immediately prior to the Closing Date and (ii) with benefits, perquisites and other terms and conditions of employment that are substantially comparable in the aggregate to the benefits, perquisites and other terms and conditions that such Employees were receiving from Sellers and their Affiliates immediately prior to the Closing Date (including benefits pursuant to qualified retirement and savings plans, and active-employee medical, dental and pharmaceutical plans and programs, but excluding deferred compensation and equity-based compensation and post-employment health or defined benefit pension benefits).  Unless otherwise prohibited by applicable law, it is intended that acceptance of such offers of employment shall be evidenced by the Employees’ attendance at work on Closing Date (or, if applicable, upon expiration of leave or disability).  Sellers shall advise the Employees that there is no ongoing role for them at Sellers and its Affiliates after the Closing and that they will not be entitled to severance pay or termination benefits from Sellers or their Affiliates if they decline an offer and their employment is subsequently terminated by Sellers and their Affiliates.  Those Employees who accept such offers of employment with Buyer effective as of the Closing Date (or, if applicable, upon expiration of leave or disability) shall be referred to herein as

“Transferred Employees.”  Notwithstanding the foregoing, (x) Buyer shall not make any offer of employment to those individuals listed on Exhibit 6.9(a)-2 (each, an “Excluded Employee”) and (y) following the Closing Date, Buyer and its Affiliates shall provide each Transferred Employee, as of the Closing Date, with compensation and benefits (including incentive and equity-based compensation) at least as favorable as the compensation and benefits provided to similarly situated employees of Buyer and its Affiliates.  Buyer acknowledges that the Employees are currently employed by HD Supply Management, Inc., an Affiliate of the Company, and Sellers acknowledge that Buyer may satisfy its obligations under this Section 6.9(a) through one or more of its Subsidiaries.  Notwithstanding the foregoing provisions of this Section 6.9(a), (i) the terms and conditions of employment of Employees covered by a collective bargaining agreement shall, following the Closing Date, continue to be governed by such collective bargaining agreement (as may be amended or modified following the Closing Date), and (ii) the effective date of the offer of employment as to any Employee on disability as of the Closing Date (each, an “Inactive Employee”) shall be the date that such Inactive Employee is cleared for return, and does return, to work, so long as such date occurs within twelve (12) months of the Closing Date, whereupon such Inactive Employee shall commence to be treated as a Transferred Employee for purposes of this Agreement (and any such offer shall lapse as to any such Inactive Employee who has not returned to work within such twelve (12) month period).

(b)                                 Without limiting the generality of Section 6.9(a), Buyer agrees that: (i) Buyer will assume all liabilities to provide, and will provide, welfare benefits, effective on the Closing Date, including continuation coverage pursuant to Section 4980B of the Code and Section 601 of ERISA to persons whose “qualifying event” occurs on or before the Closing Date, with respect to any Employee or former employee who primarily performed services for the Business and the “qualified beneficiaries” of any such Employee or former employee, with “qualifying event” and “qualified beneficiaries” defined under Section 4980B of the Code and Section 601 of ERISA (all such welfare benefits to be provided effective on the Closing Date, whether or not an election for such continuation coverage is in effect on such date); (ii) Buyer will cause the benefit plans applicable to the Transferred Employees to recognize all previous service with the Company, the Company’s Affiliates, and such entities’ predecessor entities for the purpose of determining eligibility for and entitlement to succeeding benefits, including vesting (excluding for purposes of post-employment health benefits or defined benefit pension benefits, and other than where such crediting would result in a duplication of benefits for the same period of service); (iii) Buyer will cause the benefit plans applicable to the Transferred Employees to recognize all costs and expenses incurred by the Transferred Employees (and their dependents and beneficiaries) up to (and including) the Closing Date, for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such benefit plan, and to waive any preexisting condition, evidence of insurability, good health or actively-at-work exclusions for the Transferred Employees; (iv) for the remainder of the calendar year in which the Closing occurs, the vacation and holiday plan offered to Transferred Employees shall be equal to what the Company or its Affiliates, as applicable, would have provided the Transferred Employees had they remained employees of the Company or its Affiliates, as the case may be; and (v) Buyer shall maintain for at least one (1) year starting on the Closing Date the same severance arrangements applicable to the Transferred Employees that were in effect immediately before the Closing Date (the “Sellers’ Severance Arrangements”).  Exhibit 6.9(b) attached hereto sets forth the details of the Sellers’ Severance Arrangements applicable to the Transferred Employees.

(c)                                  Buyer will make available to each Transferred Employee such number of unused vacation days and other paid time off accrued by such employee with any Seller or any Affiliate of any Seller prior to the Closing Date in accordance with applicable personnel policies applicable to such employees on the Effective Date.

(d)                                 Each Transferred Employee who is a participant in the HD Supply 401(k) Retirement Plan (the “Seller Savings Plan”) shall cease to be an active participant under each such plan effective as of the Closing Date.  Effective as of the Closing Date, Buyer shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code with terms and conditions equivalent to the Seller Savings Plan (the “Buyer Savings Plan”) in which the Transferred Employees shall be eligible to participate.  As soon as practicable following the Closing Date, the Seller Savings Plan shall transfer to the Buyer Savings Plan in a transfer in compliance with Section 414(l) of the Code, and Buyer agrees to cause the Buyer Savings Plan to accept, each Transferred Employee’s account balance (including promissory notes evidencing all outstanding loans and subject to any qualified domestic relations orders pursuant to Section 414(p) of the Code) under the Seller Savings Plan as of the valuation date next preceding the date of transfer.  Such transfer shall be subject to Sellers’ receipt from Buyer of a current determination letter from the IRS that the Buyer Savings Plan is qualified under Sections 401(a) and 401(k) of the Code and, if necessary, such further information satisfactory to Sellers that the Buyer Savings Plan is so qualified.  Following such transfer, Buyer and its Affiliates shall assume all liabilities of Sellers and their Affiliates under the Seller Savings Plan to provide benefits to or on behalf of the Transferred Employees to the extent of the account balances so transferred, and neither the Seller Savings Plan nor Sellers nor their Affiliates shall have any obligation to Buyer or any Affiliate of Buyer or with respect to any Transferred Employee with respect to the account balances so transferred.

(e)                                  Following the Closing Date, Sellers shall use commercially reasonable efforts to provide that Buyer shall receive the benefit of any “stop loss” insurance maintained by Sellers in respect of catastrophic medical claims incurred prior to the Closing Date and for which the Buyer has the liability under this Agreement.

(f)                                   No provision of this Section 6.9 is intended to or shall be construed to (a) create any third-party enforcement rights in any Employee or other Person, (b) amend any employee benefit plan, program, policy or arrangement, (c) require Buyer, Sellers or any Affiliates of either of them to continue any employee benefit plan, program, policy or arrangement beyond the time when it otherwise lawfully could be terminated or modified or (c) provide any Employee or any Transferred Employee with any rights to continued employment with any Person.

Section 6.10                             Use of Names and Trademarks.  The Parties acknowledge that Sellers and their Affiliates are retaining all rights with respect to the name “HD,” “HDS,” “HD Supply” and all derivations thereof, including “HD Supply Waterworks” (collectively, the “HD Supply Marks”).  As soon as reasonably practicable after the Closing Date, but in any event within ninety (90) days after the Closing Date, Buyer will, at its own expense, remove any and all exterior signs and other identifiers located on or attached to the Acquired Companies’ property, buildings, vehicles, signs or premises that refer or pertain to or that include the HD Supply Marks.  Additionally, as soon as reasonably practicable after the Closing Date, but in any event within ninety (90) days after the Closing Date, Buyer will remove from all of the Company’s letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements, and other communications media of any kind, all references to the HD Supply Marks.   Buyer acknowledges and agrees that neither it nor any Acquired Company shall have any right to use any of the HD Supply Marks or any derivative thereof after the conclusion of the ninety (90) day period immediately following the Closing Date.

Section 6.11                             Guarantees; Commitments.

(a)                                 After the Closing, Buyer, HD Waterworks Inc. and the Company, jointly and severally, shall forever indemnify, defend and hold harmless Sellers and any of their Affiliates against any losses or liabilities that Sellers or any of their Affiliates suffer, incur or are liable for by reason of or arising out of: (i) Sellers or any of their Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, surety bond, letter of credit, letter of comfort or other similar support obligation to the extent relating to the Business, including those listed on Exhibit 6.11(a) (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on Sellers or any of their Affiliates with respect to any of the Indemnified Guarantees; or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b)                                 Buyer shall use its reasonable best efforts to cause itself or one of its Affiliates to be substituted in all respects for Sellers and any of their Affiliates, and for Sellers and their Affiliates to be released, effective as of the Closing, in respect of all obligations of Sellers and any of their Affiliates under each of the guarantees, letters of credit, surety bonds, letters of comfort and other similar support obligations of such Persons related to the Business listed on Exhibit 6.11(b).  For any items listed on Exhibit 6.11(b) for which Buyer or one if its Affiliates is not substituted in all respects for Sellers and their Affiliates (and for which Sellers and their Affiliates are not released) effective as of the Closing, Buyer shall continue to use its reasonable best efforts and shall cause the Company to use its reasonable best efforts to effect such substitution and release after the Closing.

(c)                                  After the Closing, with respect to any Lease that continues to be guaranteed by Sellers or any of their Affiliates pursuant to an Indemnified Guarantee (a “Guaranteed Lease”), Buyer and the Company shall not (and they shall ensure that the tenants under the respective Guaranteed Leases shall not) take any action that increases or has the effect of increasing Sellers’ or their Affiliates’ obligations under such Guaranteed Lease beyond the obligations of Sellers or their Affiliates, as the case may be, as in existence on the Closing Date.

Section 6.12                             Termination of Intercompany Arrangements.  Sellers shall cause, effective at the Closing, all arrangements, understandings or Contracts relating to Affiliate Transactions, including those set forth on Exhibit 6.12, to be automatically terminated without any party having any continuing obligation to the other.  Sellers shall cause all intercompany balances between Sellers and their Affiliates other than the Acquired Companies, on the one hand, and the Acquired Companies on the other hand, to be cancelled in full without payment immediately prior the Closing (other than those related to trade payables and receivables in the Ordinary

Course).  For the avoidance of doubt, any agreements, understandings or Contracts entered into by Sellers or any of their Affiliates, other than the Company, with a third party, shall not be terminated pursuant to this Agreement; provided; however, that except to the extent expressly provided in the Supply Agreement or the Transition Services Agreement or otherwise agreed to in writing by Sellers and Buyer, the Business shall no longer receive any benefits under such agreements, understandings or Contracts.  Notwithstanding anything to the contrary in this Section 6.12, the Parties agree that the Company and HD Supply’s “USA Blue Book” business will continue their “joint selling” arrangement currently in place consistent with past practices through the end of HD Supply’s 2017 fiscal year.

Section 6.13                             Excluded Assets and Liabilities.  Immediately prior to the Closing, the Company will transfer to certain Affiliates of Sellers the assets and liabilities listed on Exhibit 6.13 (the “Excluded Assets and Liabilities”). After the Closing, Sellers, jointly and severally, shall forever indemnify, defend and hold harmless Buyer and any of its Affiliates (including the Acquired Companies) against any losses or liabilities that Buyer or any of its Affiliates suffer, incur or are liable for to the extent arising out of the Excluded Assets and Liabilities, including in respect of any Action against Buyer and any of its Affiliates to the extent related to the Excluded Assets and Liabilities, except to the extent specifically reflected as a liability on the Purchase Price Adjustment Schedule, as finally determined pursuant to Section 2.9.

Section 6.14                             Leased Real Property.  Prior to the Closing Date (and assuming the receipt of all necessary third-party consents by Sellers), Sellers shall assign or cause to be assigned to the Company all right, title and interest in the lessee’s or tenant’s interest in any Lease for Leased Real Property where the Company is not the lessee or tenant under such Lease as of the Effective Date, other than any Leases for real property identified on Schedule 6.15(d).

Section 6.15                             Shared and Other Locations.

(a)                                 Prior to the Closing, Sellers will use their reasonable best efforts, and cause their Affiliates (other than the Company and HD Waterworks Inc.), to vacate all of their operations, property and personnel from the Owned Real Property identified on Schedule 6.15(a).  If any such operations, property and personnel are not vacated from such Owned Real Property prior to the Closing, Buyer will provide for a reasonable transition period during which such operations, property and personnel can be vacated from such Owned Real Property at Sellers’ cost consistent with past practice.

(b)                                 Prior to the Closing, Sellers will use their reasonable best efforts to, and will cause the Company to, vacate all of its operations, property and personnel from the real property identified on Schedule 6.15(b).  If any such operations, property and personnel are not vacated from such real property prior to the Closing, Sellers will (and will cause their applicable Affiliates to) provide for a reasonable transition period during which such operations, property and personnel can be vacated from such real property at Buyer’s cost consistent with past practice.

(c)                                  At the Closing, a Seller or one of its Affiliates will license from Buyer or the Company a portion of the premises for the Leased Real Property identified on Schedule 6.15(c)

on the terms set forth therein and otherwise pursuant to a license in a form to be mutually agreed by Sellers and Buyer, certain material terms of which are attached hereto as Exhibit 6.15(c).

(d)                                 At the Closing, a Seller or one of its Affiliates will sublease (and, if the Company is the lessee under the lease for any such location, such lease shall be assigned to a Seller or one of its Affiliates prior to the Closing) to Buyer or the Company a portion of the real property identified on Schedule 6.15(d) on the terms set forth therein and otherwise pursuant to a sublease in a form to be mutually agreed by Sellers and Buyer, certain material terms of which are attached hereto as Exhibit 6.15(d).

Section 6.16                             Contact with Customers, Suppliers and Other Business Relations.  During the period from the Effective Date until the earliest of the Closing Date or the termination of this Agreement in accordance with its terms, Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee (excluding executive officers), customer, supplier or other material business relation of the Business regarding the Business or the transactions contemplated by this Agreement without the prior written consent of Sellers, other than those contacts made in the ordinary course and unrelated to any of the transactions contemplated by this Agreement.

Section 6.17                             Non-Competition.

(a)                                 Each Seller agrees that for the period from the Closing Date until the third (3rd) anniversary of the Closing Date, it shall not and shall cause its Affiliates not to, directly or indirectly, engage in a business competitive with the Business anywhere in the United States of America (each, a “Competitive Activity”); provided that the foregoing shall not prohibit a Seller or any of its Affiliates from collectively owning up to an aggregate of five percent (5%) of the outstanding shares of any class of capital stock of any Person that engages in any Competitive Activity (a “Competing Person”) so long as no Seller nor any of its Affiliates has any participation in the management of such Competing Person.

(b)                                 Notwithstanding anything to the contrary in the foregoing, nothing in this Section 6.17 shall prohibit a Seller or any of its Affiliates from:

(i)                                     acquiring the whole or any part of a Person or business which engages in any Competitive Activity; provided that where such Competitive Activities of such Person or business represent greater than 25% of the annual revenues as set out in the latest available annual financial statements of that Person or business, Sellers and/or their Affiliates shall divest such Person, business or portion thereof to the extent engaging in such Competitive Activity within twelve (12) months after the consummation of such acquisition (irrespective of whether the end of such twelve (12)-month period occurs after the expiration of the non-compete period); and provided, further, that this Section 6.17(b)(i) shall not restrict acquisitions by (A) HD Supply’s “Facilities Maintenance” business unit of businesses involved in (x) the industrial MRO (maintenance, repair & operations) industry or (y) HD Supply’s “USA Blue Book” business, in each case solely as part of any reasonable expansion of HD Supply’s “Facilities Maintenance” business unit as currently conducted.

(ii)                                  continuing to engage in the Competitive Activities as currently conducted by or within any retained businesses of HD Supply and its Affiliates (including each of its direct and indirect Subsidiaries) and any reasonable expansion of such Competitive Activities in connection with the reasonable expansion of such retained businesses (which may include geographic expansion, product expansion and/or channel expansion).

Section 6.18                             Non-Solicitation.

(a)                                 Each Seller agrees that from and after the Effective Date until the second (2nd) anniversary of the Closing Date, it shall not, and shall cause its Affiliates not to, solicit for employment any Person who at any time from the Effective Date to the Closing Date works exclusively for the Business or becomes a Transferred Employee; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of the Acquired Companies or its Affiliates or (ii) with respect to any employee who has been terminated by the Acquired Companies or its Affiliates more than three (3) months prior to such solicitation.

(b)                                 Buyer agrees that from and after the Effective Date until the first (1st) anniversary of the Closing Date, it shall not, and shall cause its Affiliates not to, solicit for employment any Person who is an employee of HD Supply or its Affiliates (other than Transferred Employees) and who has had material contact with Buyer or its Affiliates during the sale process for the Business and prior to the Closing; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of HD Supply or its Affiliates, (ii) with respect to any employee who has been terminated by HD Supply or its Affiliates more than three (3) months prior to such solicitation or (iii) unrelated portfolio companies that may be deemed to be an Affiliate of Buyer.

Section 6.19                             Insurance.  Each Seller shall cause to be maintained until the Closing the insurance with respect to the Business.  Following the Closing, each Seller shall and shall cause its Affiliates (a) other than in the Ordinary Course, not to seek to change any rights or obligations of the Business under such insurance with respect to pre-Closing periods (it being understood that the policy limits under such insurance may be depleted over time), (b) to cooperate with Buyer in making claims under such insurance with respect to pre-Closing periods and (c) to promptly pay over to Buyer or its Affiliates any amounts that any Seller or any such Affiliate may actually receive under such insurance to the extent exclusively relating to losses experienced by Buyer or its Affiliates in respect of the Business with respect to pre-Closing periods.  Buyer will lead the management of any such claim and will retain ultimate responsibility for any liability associated with such claim.  Following the Closing, Buyer shall, or shall cause the Acquired Companies to, upon written notice from Sellers to Buyer, promptly reimburse Sellers and their respective Affiliates for all reasonable out-of-pocket costs and expenses (including payment of deductibles and similar payments, increases in premiums and costs of recovery) incurred by Sellers and/or their respective Affiliates to the extent relating to actions taken pursuant to this Section 6.19.

Section 6.20                             Transition Matters.  Promptly after the Effective Date, and in any event within fourteen (14) days thereafter, the Parties shall appoint a transition team to (a) cooperate in good faith to develop a plan for separating the Business from the other businesses of Sellers and their Affiliates, including the separation, assignment or replication of any Shared Contracts at the reasonable request of Buyer pursuant to (and subject to the terms and conditions of) Section 6.21, so as to minimize the adverse impact of such separation on the Business and Sellers and their Affiliates’ retained businesses and (b) prepare and reasonably agree upon the schedules to the Transition Services Agreement between the Effective Date and the Closing.

Section 6.21                             Shared Contracts and Assets.

(a)                                 To the extent that, following the Effective Date until the one (1) year anniversary of the Closing, Sellers identify any contracts and agreements pursuant to which a Person other than Sellers or any of their Affiliates (including the Acquired Companies) provides material assets, services, rights or benefits to Sellers or one or more of their Affiliates (including the Acquired Companies) in respect of (i) the Business and (ii) one or more other businesses of any Seller or any of its Affiliates (“Shared Contracts”), Sellers shall notify Buyer of such Shared Contracts.  Upon the Buyer’s request, with respect to any Shared Contract, Sellers and Buyer shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to (x) cause the counterparty to any such Shared Contract to enter into a new contract with the Company or another designee of Buyer, on terms substantially similar in all material respects to those contained in such Shared Contract, in order for the Business to receive the applicable benefits under such Shared Contract (each such new contract, a “New Contract”), it being understood that a New Contract may not contain the same terms as the Shared Contract to which it relates, or (y) if practicable, and (subject to any required third-party consents or notices and any restrictions imposed by applicable Law), assign to the Company or another designee of Buyer the benefits and obligations under such Shared Contract to the extent relating to the Business pursuant to the Transition Services Agreement or otherwise; provided, that the Company shall not be required to assign the benefits and obligations under any Shared Contract if doing so could result in the forfeiture of a privilege.  In connection with the entering into of New Contracts, the Parties shall use their reasonable best efforts to ensure that Sellers and their Affiliates are released by the counterparty with respect to all liabilities and obligations relating to the Business and arising after the Closing.  Notwithstanding anything to the contrary in this Agreement, in no event will any of the following be considered “Shared Contracts” subject to this Section 6.21: (I) contracts relating to functions marked “None” in the “description of services” column on Annex A to the Transition Services Agreement; (II) IT contracts with respect to which only licenses would transfer as set forth on (and subject to the terms and conditions of) Exhibit 1.1(a) hereto; (III) contracts that are otherwise addressed in Transition Services Agreement; or (IV) Excluded Assets and Liabilities.

(b)                                 If the parties are not able, with respect to any such Shared Contract, to obtain a New Contract or to so assign such Shared Contract prior to the Closing, then for a period of twelve (12) months following the Closing, (i) Sellers, Buyer and their respective Affiliates shall continue to use commercially reasonable efforts to cause such counterparty to enter into a New Contract or assign to the Company or another designee of Buyer the benefits and obligations under such Shared Contract as they relate to the Business and cause the Company or another designee of Buyer to bear the costs and liabilities thereunder from and after the Closing in accordance with this Agreement to the extent that the Company or another designee of Buyer receives the rights and benefits of the parts of the Shared Contracts that relate to the Business, and (ii) until such time as a New Contract is executed or a Shared Contract is so assigned, Sellers and Buyer shall use and shall cause their respective Affiliates to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both parties under which the Business would, in compliance with applicable Law, obtain the benefits and bear the burdens associated with the applicable Shared Contract such that the Business would be placed in a substantially similar position as if a New Contract were executed.  In furtherance of the foregoing, Buyer will promptly (or cause the Company to) pay, perform or discharge when due any liability arising thereunder after the Closing Date to the extent that the Company or another designee of Buyer receive the rights and benefits of the parts of such Shared Contracts that relate to the Business.

(c)                                  To the extent that, following the Effective Date until the one (1) year anniversary of the Closing, Sellers identify any material assets (other than contracts) that are used by both (A) the Business and (B) one or more other businesses of any Seller or any of its Affiliates (“Shared Assets”), Sellers shall notify Buyer of such Shared Assets.  Upon Buyer’s request, with respect to any Shared Assets, Sellers and Buyer shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to make such Shared Assets available to the Business pursuant to the Transition Services Agreement for a period not to exceed twelve (12) months following the Closing.  Notwithstanding anything to the contrary in this Agreement, in no event will any of the following be considered “Shared Assets” subject to this Section 6.21: (i) Excluded Assets and Liabilities; and (ii) assets otherwise referenced on Schedule 3.9 hereto.

(d)                                 In no event will Sellers be responsible for, and Buyer shall promptly reimburse Sellers for, any documented and reasonable out-of-pocket third-party fees, costs and expenses incurred by Sellers in connection with this Section 6.21, including any third-party consent fees.  Buyer acknowledges that Sellers shall have no liability or obligation with respect to any New Contract or failure to obtain any New Contract.

Section 6.22                             Further Assurances.  Each of the Parties shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 7.1                            Conditions to Each Party’s Obligations.  The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a)                                 Injunction.  There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement.

(b)                                 Consents.  All consents, authorizations, waivers or approvals of any Governmental Entity as may be (i) required to be obtained in connection with the execution, delivery or performance of this Agreement, the failure to obtain of which would prevent the consummation of the transactions contemplated hereby or otherwise reasonably be expected to materially impair the conduct of the Business, taken as a whole, it being understood that this Section 7.1(b) does not apply to any customer contracts with a Governmental Entity, or (ii) otherwise set forth on Schedule 7.1(b), shall have been obtained, including the expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act.

Section 7.2                                    Conditions to Obligations of Sellers.  The obligations of Sellers to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Sellers) at or prior to the Closing of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Buyer, Merger Sub, Blocker and Blocker Merger Sub contained herein shall be true and correct in all material respects as of the Effective Date (or, with respect to representations and warranties that are included in this Agreement but were not included in the Purchase Agreement, the date of this Agreement) and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date), except for inaccuracies that would not individually or in the aggregate reasonably be expected to have a material adverse effect on the ability of Buyer, Merger Sub, Blocker and Blocker Merger Sub to consummate any of the transactions contemplated by this Agreement.

(b)                                 Performance of Obligations.  Buyer, Merger Sub, Blocker and Blocker Merger Sub shall each have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof (except for Section 6.20).

(c)                                  Buyer Officer’s Certificate.  An authorized officer of Buyer shall have executed and delivered to Sellers a certificate as to compliance with the conditions set forth in Sections 7.2(a) and 7.2(b).

Section 7.3                                    Conditions to Obligations of Buyer, Merger Sub, Blocker and Blocker Merger Sub.  The obligations of Buyer, Merger Sub, Blocker and Blocker Merger Sub to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Buyer) at or prior to the Closing of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Sellers contained in Article III and Article IV shall be true and correct as of the Effective Date and as of the Closing as if made at and as of the Closing (without giving effect to any limitation as to “materiality”, “material adverse effect” or similar limitation set forth in the representations and warranties contained in Article III and Article IV (other than with respect to any such limitations set forth in the Surviving Representations which, for the avoidance of doubt, shall be given effect)) (except for representations and warranties that speak as of a specific date prior to the Closing Date that need only be true and correct as of such earlier date), except (i) in each case for inaccuracies that would not individually or in the aggregate have a Material Adverse Effect (other than inaccuracies in the Surviving Representations) and (ii) for the Surviving Representations, which shall be true and correct except for de minimis inaccuracies as of the Effective Date and as of the Closing Date as if made at and as of the Closing.

(b)                                 Performance of Obligations.  Sellers shall have performed in all material respects their obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof (except for Section 6.20).

(c)                                  Sellers’ Certificate.  Sellers shall have executed and delivered to Buyer a certificate as to Sellers’ compliance with the conditions set forth in Sections 7.3(a) and 7.3(b).

(d)                                 No Material Adverse Effect.  Between the Effective Date and the Closing Date, there shall not have occurred any Material Adverse Effect.

ARTICLE VIII

TERMINATION

Section 8.1                                    Termination.  This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):

(a)                                 in writing, by mutual consent of Buyer and Sellers;

(b)                                 by written notice from Buyer to Sellers if any Seller breaches or fails to perform any of its covenants or agreements contained in this Agreement and such breach or failure causes any of the conditions set forth in Sections 7.1 and 7.3 to have become incapable of fulfillment prior to the End Date and shall not have been waived in writing by Buyer, so long as Buyer is not then in material breach of any of its covenants or agreements contained in this Agreement;

(c)                                  by written notice from Sellers to Buyer if Buyer, Merger Sub, Blocker or Blocker Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement and such breach or failure causes any of the conditions set forth in Sections 7.1 and 7.2 to have become incapable of fulfillment prior to the End Date and shall not have been waived in writing by Sellers, so long as Sellers are not then in material breach of any of their covenants or agreements contained in this Agreement;

(d)                                 by written notice by Buyer or Sellers if the Closing has not occurred on or prior to December 15, 2017 (the “End Date”); provided, however, that neither Buyer nor Sellers may terminate this Agreement pursuant to this Section 8.1(d) at any time during which such Party (or with respect to Buyer, Merger Sub, Blocker or Blocker Merger Sub) is in material breach of any of its covenants or agreements contained in this Agreement; or

(e)                                  by written notice from Sellers to Buyer if (i) all of the conditions set forth in Sections 7.1 and 7.3 were satisfied or waived as of the date the Closing should have been consummated pursuant to Section 2.5 (other than those conditions (A) that by their terms are to be satisfied by actions taken at the Closing and could have been satisfied assuming a Closing would occur or (B) for which the failure to be satisfied is caused by a breach by Buyer of its obligations under this Agreement), (ii) Sellers have notified Buyer in writing that the Sellers are ready, willing and able to consummate the transactions contemplated by this Agreement and (iii) Buyer, Merger Sub, Blocker or Blocker Merger Sub fails to complete the Closing within two (2) Business Days after the delivery of such notification.

Section 8.2                                    Procedure and Effect of Termination.  In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party.  If this Agreement is terminated pursuant to Section 8.1:

(a)                                 each Party shall redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, shall destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Parties shall be treated in accordance with the Confidentiality Agreement and Section 6.2(b);

(b)                                 all filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the agency or other Person to which made;

(c)                                  there shall be no liability or obligation hereunder on the part of any Seller, Buyer or any of their respective directors, officers, employees, Affiliates, agents or representatives except that (i) if the basis of termination is a willful and material breach by Sellers of one or more of the provisions of this Agreement, the breaching Party shall be liable to Buyer for damages resulting from such breach, and (ii) the obligations provided for in this Section 8.2 and Sections 6.5 (Public Announcements), 8.3 (Reverse Termination Fee), 9.1 (Fees and Expenses), 9.2 (Notices), 9.3 (Severability), 9.7 (Consent to Jurisdiction), 9.8 (Waiver of Jury Trial) and 9.10 (Governing Law) hereof and in the Confidentiality Agreement shall survive any such termination; and

(d)                                 notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement will survive the termination of this Agreement for a period of two (2) years following the date of such termination and the term of the Confidentiality Agreement will be automatically amended to be extended for such additional two (2) year period.

Section 8.3                                    Reverse Termination Fee.

(a)                                 If this Agreement is terminated by (i) Sellers pursuant to Section 8.1(c) or Section 8.1(e) or (ii) by Sellers or Buyer pursuant to Section 8.1(d) at a time when Sellers have the right to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(e) but have not exercised that right, then Buyer shall pay to the Sellers a fee in the aggregate amount of Two Hundred

Forty-Five Million Dollars ($245,000,000) (the “Reverse Termination Fee”), in cash by wire transfer of immediately available funds to an account designated by Sellers.  The Reverse Termination Fee shall be paid as promptly as reasonably practicable, but in no event later than three (3) Business Days after notice of termination of this Agreement as provided in this Section 8.3.

(b)                                 If Sellers commence an Action against Buyer alleging that Buyer has failed to pay the Reverse Termination Fee when due, (i) if the Reverse Termination Fee is ultimately paid by Buyer, Buyer shall pay to Sellers, together with the Reverse Termination Fee, Sellers’ reasonable, documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred in connection with such Action and (ii) if the Reverse Termination Fee is determined not to be payable, Sellers shall pay to Buyer, Buyer’s reasonable, documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred in connection with such Action.  Buyer acknowledges and agrees that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Sellers would not enter into this Agreement.  Each of the parties hereto further acknowledges that the payment by Buyer of the Reverse Termination Fee is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate Sellers in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  The parties further agree that, notwithstanding anything to the contrary in this Agreement, if Buyer fails to effect the Closing for any reason or otherwise breaches this Agreement or fails to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.12, Sellers’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Buyer, the Debt Financing Sources (including the Committed Lenders) and their respective Affiliates or any of their or their Affiliates’ former, current or future officers, directors, partners, shareholders, managers, members, agents or financing sources (including the Debt Financing Sources) (each, a “Buyer Related Party”) for any breach, loss or damage shall be to terminate this Agreement in accordance with Article VIII and receive full payment of the Reverse Termination Fee as may be payable hereunder.

(c)                                  Upon full payment of the Reverse Termination Fee, (i) neither Sellers nor any of their Affiliates shall be entitled to bring, support or maintain any Action (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) against any Buyer Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including the Commitment Letters) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (ii) each Seller shall cause any Action pending in connection with this Agreement, any contract or agreement executed in connection herewith (including the Commitment Letters) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by Sellers or any of their Affiliates against any Buyer Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the full payment of the Reverse Termination Fee.  For the avoidance of doubt, while Sellers may pursue both a grant of specific performance pursuant to Section 9.12 and the full payment of the Reverse Termination Fee, under no circumstances will Sellers be permitted or entitled to receive both a grant of specific performance (if the Closing actually occurs) and the Reverse Termination Fee.  In no event shall Sellers be entitled to collect the Reverse Termination Fee on more than one occasion.

(d)                                 Notwithstanding any provision of this Agreement to the contrary, Buyer covenants and agrees that Buyer will not (i) commence any Action challenging the validity or enforceability of any provision of this Section 8.3, or (ii) raise, as a defense, the validity or enforceability of any provision of this Section 8.3, in any Action.  Should Buyer violate any aspect of this Section 8.3(d), Buyer agrees (A) that, in the case of a breach of clause (i) of the preceding sentence, such claim, lawsuit, demand for arbitration, or other proceeding shall be summarily withdrawn and/or dismissed; and (B) that Buyer will pay all reasonable, documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred by Sellers and their Affiliates in responding to or in connection with a result of such Action, or such defense, as the case may be.

ARTICLE IX

MISCELLANEOUS

Section 9.1                                    Fees and Expenses.  Except as otherwise expressly provided herein, (a) Buyer, Merger Sub, Blocker and Blocker Merger Sub shall pay their own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of their financial advisors, accountants and counsel, and (b) Sellers shall pay the fees, costs and expenses incurred by Sellers and, to the extent incurred prior to the Closing, the Acquired Companies in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of Sellers’ and, to the extent incurred prior to the Closing, the Acquired Companies’ financial advisors, accountants and counsel.

Section 9.2                                    Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods:  (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; (c) overnight mail; or (d) facsimile or email transmission. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

If to Buyer, Merger Sub, Blocker or Blocker Merger Sub, to:

CD&R Plumb Buyer, LLC
c/o Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, NY 10152
Attention:	Nathan K. Sleeper
J.L. Zrebiec
Facsimile: (212) 407-5252
Email: nsleeper@cdr-inc.com; jzrebiec@cdr-inc.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention:	Kevin A. Rinker
Uri Herzberg
Facsimile: (212) 909-6836
Email: karinker@debevoise.com; uherzberg@debevoise.com

If to Sellers, to:

HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1700
Atlanta, GA 30339
Attention:	General Counsel
Facsimile:	(770) 852-9466
Email:	Dan.McDevitt@hdsupply.com
James.Brumsey@hdsupply.com

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention:	Rahul Patel
John Hyman
Facsimile:	(404) 572-5100
Email:	rpatel@kslaw.com
jhyman@kslaw.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address, or (iii) refusal of the addressee to accept delivery thereof.

Section 9.3                                    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4                                    Binding Effect; Assignment.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, however, that Buyer may, without the consent of Sellers, assign the right to acquire all or part of the Equity Interests and the Additional Transferred Assets to one or more Affiliates, including one or more wholly-owned Subsidiaries, of Buyer but Buyer shall not be relieved of any of its obligations or liabilities under this Agreement.

Section 9.5                                    No Third Party Beneficiaries.  Other than as set forth in Section 9.11, this Agreement is exclusively for the benefit of Sellers, and their respective successors and permitted assigns, with respect to the obligations of Buyer, Merger Sub, Blocker and Blocker Merger Sub under this Agreement, and for the benefit of Buyer, Merger Sub, Blocker and Blocker Merger Sub and their successors and permitted assigns, with respect to the obligations of Sellers, under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right; provided, that the Debt Financing Sources shall be express third party beneficiaries of and shall be entitled to rely upon Section 8.3, this Section 9.5, Section 9.7(b), Section 9.8, Section 9.14 and Section 9.18, and each Debt Financing Source may enforce such provisions.

Section 9.6                                    Section Headings.  The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7                                    Consent to Jurisdiction.

(a)                                 Each Party hereby irrevocably agrees that any Legal Dispute (other than disputes submitted to arbitration in accordance with Section 2.9, Section 2.10 or Section 6.6(e)) shall be brought only in the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum.  During the period a Legal Dispute that is filed in accordance with this Section 9.7(a) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court.  Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (i) such Party is not subject thereto, (ii) such action, suit or proceeding may not be brought or is not maintainable in such court, (iii) such Party’s property is exempt or immune from execution, (iv) such action, suit or proceeding is brought in an inconvenient forum, or (v) the venue of such action, suit or proceeding is improper.  A final judgment in any action, suit or proceeding described in this Section 9.7(a) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

(b)                                 Notwithstanding anything herein to the contrary, each Seller and each of their respective Affiliates or Representatives agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in the courts of New York State in New York County and each Seller submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.2 shall be effective service of process against it for any such action brought in any such court, (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (v) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (vi) that any such action shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction and (vii) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 9.8.

Section 9.8                                    Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT, THE DEBT FINANCING OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

Section 9.9                                    Entire Agreement.  This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Supply Agreement, the Transition Services Agreement and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 9.10                             Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11                             Waiver of Conflicts; Privilege.

(a)                                 Each of the Parties acknowledges and agrees that King & Spalding LLP (“K&S”) has acted as counsel to each of the Acquired Companies and Sellers in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.  Buyer hereby consents and agrees to, and agrees to cause each of the Acquired Companies to consent and agree to, K&S representing Sellers and any of their Affiliates (collectively, the “Seller Parties”) after the Closing with respect to disputes in which the interests of the Seller Parties may be directly adverse to Buyer and its Subsidiaries (including the Acquired Companies) in connection with the transactions contemplated by this Agreement.  Buyer further consents and agrees to, and agrees to cause each of the Acquired Companies to consent and agree to, the communication by K&S to the Seller Parties in connection with any such representation of any fact known to K&S arising by reason of K&S’s prior representation of the Acquired Companies.  In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause each of the Acquired Companies to waive irrevocably and not to assert, any conflict of interest arising from or in connection with (i) K&S’s prior representation of the Acquired Companies or the Business and (ii) K&S’s representation of the Seller Parties prior to and after the Closing.  Buyer represents that Buyer’s attorney has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against K&S, and Buyer’s consent with respect to this waiver is fully informed.

(b)                                 Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Acquired Companies, that all communications subject to any attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties, in any form or format whatsoever between or among K&S, on one hand, and the Acquired Companies, the Business or in each case any of their respective directors, officers, employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by Sellers on behalf of the Seller Parties and shall not pass to or be claimed by Buyer, or the Acquired Companies.

(c)                                  Notwithstanding the foregoing, if a dispute arises between Buyer or the Acquired Companies, on the one hand, and a third party other than any Seller, on the other hand, Buyer or the applicable Acquired Company may assert the attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Buyer nor any Acquired Company may waive such privilege without the prior written consent of Sellers, such consent not to be unreasonably withheld or delayed.  If Buyer or the Acquired Companies are legally required by government order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications following the Closing, Buyer shall as soon as reasonably practicable notify Sellers in writing (including by making specific reference to this Section) so that Sellers can seek a protective order and Buyer agrees to use reasonable best efforts, at the Seller Parties’ expense, to assist therewith.

(d)                                 To the extent that files or other materials maintained by K&S that contain Privileged Deal Communications constitute property of its clients, only the Seller Parties shall hold such property rights and K&S shall have no duty to reveal or disclose any Privileged Deal Communications contained in such files or other materials or any other Privileged Deal Communications by reason of any attorney-client relationship between K&S, on the one hand, and the Acquired Companies, on the other hand.

(e)                                  Buyer agrees that it will not, and that it will cause each of the Acquired Companies not to, use any Privileged Deal Communications against the Seller Parties in connection with any dispute between Sellers, on the one hand, and Buyer and the Acquired Companies, on the other hand, with respect to this Agreement or any of the transactions contemplated hereby.

(f)                                   This Section 9.11 is for the benefit of K&S and the Seller Parties, and K&S is an intended third-party beneficiary of this Section 9.11.  This Section 9.11 shall be irrevocable, and no term of this Section 9.11 may be amended, waived or modified, without the prior written consent of K&S.

Section 9.12                             Specific Performance.

(a)                                 The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be, subject to the following sentence, entitled to enforce the terms of this Agreement (including Section 2.5 and Section 6.8) or prevent breaches of this Agreement (including Section 2.5 and Section 6.8) by a decree or order of specific performance (including the obligation of the Parties to consummate the transactions contemplated hereby, subject in each case to the terms and conditions of this Agreement), or an injunction or injunctions to prevent breaches of this Agreement by any Party (including Section 2.5 and Section 6.8), without the necessity of proving the inadequacy of money damages as a remedy.  It is acknowledged and agreed that, in the event of a failure or threatened failure of Buyer or its Affiliates to enforce the terms of the Debt Commitment Letter, Sellers shall be entitled to specific performance to cause Buyer to enforce the terms of the Debt Commitment Letter or any Debt Financing Agreements (including by taking enforcement action, including seeking specific performance, to cause the Debt Financing Sources to fund the Debt Financing). Notwithstanding the foregoing or anything to the contrary herein, Sellers shall be entitled to seek specific performance of Buyer’s obligation to cause the Equity Financing to fund and to consummate the transactions contemplated by this Agreement only if (a) Buyer fails to complete the Closing when required on the Closing Date pursuant to Section 2.5, (b) the Debt Financing had been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (c) Sellers have irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, the Closing will occur.  In the event Sellers are entitled to terminate this Agreement and receive the Reverse Termination Fee pursuant to Section 8.3(a), Sellers shall be entitled to, at their option, seek an injunction or injunctions or specific performance to enforce the obligations of the Buyer to effect the Closing pursuant to Section 2.5 prior to seeking the Reverse Termination Fee.

(b)                                 Each Party (i) waives as any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief and (iii) agrees that the only permitted objection that it may raise in response to any action for an injunction or other appropriate form of specific performance or equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.13                             Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail transmission shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 9.14                             Amendment; Modification.  This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties; provided, that, to the extent any amendment, modification, supplement or waiver to Section 8.3, Section 9.5, Section 9.7(b), Section 9.8, Section 9.14 and/or Section 9.18 (and with respect to any of the foregoing sections, any of the defined terms used therein) is sought which is adverse to the rights of any of the Debt Financing Sources, the prior written consent of the Committed Lenders shall be required before such amendment or waiver is rendered effective.

Section 9.15                             Schedules.  Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement to which such disclosure is reasonably apparent on its face to be applicable.  The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.16                             Non-Survival.

(a)                                 None of the representations or warranties of Sellers in this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) shall survive the Closing, other than the Surviving Representations.  Each of Buyer, Merger Sub, Blocker and Blocker Merger Sub acknowledges and agrees that, in the event that the Closing occurs, no party hereto may bring a claim, suit, action or proceeding against any Seller or any of Sellers’ Affiliates based upon or arising out of a breach of any such representations or warranties other than a breach of the Surviving Representations.

(b)                                 The representations and warranties of Buyer, Merger Sub, Blocker and Blocker Merger Sub in this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) shall not survive the Closing (other than Section 5.6 (Solvency), Section 5.7 (Independent Review), Section 5.8 (Purchase for Investment) and Section 5.9 (Certain Fees), which shall survive the Closing).

(c)                                  The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) shall survive the Closing in accordance with their terms; provided, that Sellers’ pre-Closing covenants shall expire on the ten (10) month anniversary of the Closing (other than Sellers’ covenants in Section 6.1(m) and Section 6.6 which shall survive) unless Buyer has notified Sellers of a breach of a pre-Closing covenant prior to the ten (10) month anniversary of

the Closing, in which case such covenant shall survive until the resolution of such matter.   Each of Buyer, Merger Sub, Blocker and Blocker Merger Sub acknowledges and agrees that no party hereto may bring a claim, suit or action or proceeding against Sellers or any of Sellers’ Affiliates based upon or arising out of an immaterial breach of a pre-Closing covenant.  Buyer will promptly reimburse Sellers and their Affiliates in respect of any losses or liabilities incurred by any Seller or any such Affiliate in respect of the Assumed Liabilities, and Sellers will promptly reimburse Buyer and its Affiliates in respect of any losses or liabilities incurred by Buyer or any such Affiliate (including each of the Acquired Companies) in respect of the Excluded Liabilities.

Section 9.17                             Time of Essence.  With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.18                             No Recourse.  Notwithstanding anything to the contrary contained herein or otherwise, except to the extent otherwise set forth in the Limited Guarantee or the Equity Commitment Letter, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the Persons that are expressly identified as parties to this Agreement in their capacities as such, and, except to the extent otherwise set forth in the Limited Guarantee or the Equity Commitment Letter, no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of, and any lender to, any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of, and any lender to (including the Debt Financing Sources), any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.  Without limiting the rights of any party against the other parties hereto, except to the extent otherwise set forth in the Limited Guarantee or the Equity Commitment Letter, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against or support any other person to make any such claims, or seek to recover monetary damages from, any Non-Recourse Party.

Section 9.19                             HD Supply Guarantee.  Subject to the terms and conditions of this Agreement, HD Supply hereby guarantees the full performance of each of Sellers’ obligations under this Agreement; provided, that the liability of HD Supply under this Section 9.19 shall in no event exceed the payment obligations or liabilities of Sellers under this Agreement and HD Supply may avail itself of all the defenses and limitations of liability available to Sellers under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

HD SUPPLY HOLDINGS, LLC

By:	/s/ James F. Brumsey
Name: James F. Brumsey
Title: Vice President—Legal and Assistant Secretary

HD SUPPLY GP & MANAGEMENT, INC.

By:	/s/ James F. Brumsey
Name: James F. Brumsey
Title: Vice President—Legal and Assistant Secretary

HD SUPPLY WATERWORKS GROUP, INC.

By:	/s/ James F. Brumsey
Name: James F. Brumsey
Title: Vice President—Legal and Assistant Secretary

HD SUPPLY WATERWORKS, LTD.

By:	HD SUPPLY GP & MANAGEMENT,
INC., ITS GENERAL PARTNER

By:	/s/ James F. Brumsey
Name: James F. Brumsey
Title: Vice President—Legal and Assistant Secretary

(Signature Page to Amended and Restated Agreement and Plan of Merger)

HD SUPPLY, INC.

By:	/s/ James F. Brumsey
Name: James F. Brumsey
Title: Vice President—Legal and Assistant Secretary

(Signature Page to A&R Agreement and Plan of Merger)

CD&R PLUMB BUYER, LLC

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

CD&R WATERWORKS MERGER SUB, LLC

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

CD&R WW, LLC

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

CD&R WW MERGER SUB, LLC

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

(Signature Page to A&R Agreement and Plan of Merger)